The Honourable Rod Gantefoer
Minister of Finance

SASKATCHEWAN PROVINCIAL BUDGET

08-09

READY FOR GROWTH

BUDGET SUMMARY

MINISTER’S MESSAGE

It is with great pleasure that I table the 2008-09 Budget and supporting documents for public review and discussion.

Many people have asked me – what is your government’s first budget going to be about? The answer is clear. It’s about keeping our promises, and making sure Saskatchewan is ready for growth.

This budget delivers on 40 of our government’s campaign promises, and it delivers the largest investment in infrastructure in Saskatchewan history, to ensure our province is ready for growth.

This is a great time to live in Saskatchewan. Our population is growing, our economy is on a roll, and Saskatchewan people are optimistic about the future.

With our $1 billion Ready for Growth Initiative, we’re making sure we have the infrastructure in place to grow in a responsible, measured way. We’ve seen what happens when growth exceeds the ability to manage it – and we don’t want to make the same mistakes.

We’re providing more funds for hospitals and health facilities, for schools, for roads and highways. We need the right facilities and the right equipment to educate and train more students and doctors and nurses. We need safe roads to carry the wheels of the economy and transport the important goods we need every day.

We’re providing a tuition rebate to graduates who make their futures here in Saskatchewan, and are freezing university tuitions. We want our young people to embrace all that Saskatchewan has to offer – plentiful career opportunities, our vibrant cultural scene, and our outdoor oases of lakes and rivers.

All Saskatchewan people will see benefits in this budget. We’re providing significant property tax relief for businesses, homeowners, and farmers. We’re providing funds for new agricultural risk management programs, and increasing municipal revenue sharing grants.

We’re building on Saskatchewan people’s sense of pride in our province through increased funding to maintain and enhance our parks. We’re doubling the tax credits for caregivers and increasing other tax credits to support people with disabilities. We’re funding school lunch and hunger programs. We’re keeping people safe by directing more money towards addictions treatment and sexual assault centres. We’re making our communities safer by putting more police on the streets.

On top of our already announced initiatives to fund more arthritis drugs and the cancer drug Avastin, we are taking steps, in partnership with the Saskatchewan Union of Nurses, to address our nursing shortage. This budget increases training seats for nurses and doctors and increases the Ministry of Health’s budget by over $300 million to better serve those who need care.

At the same time as our economy has allowed us to fund these, and many more initiatives, we are mindful – always – of the bottom line, and how we move forward. Sound fiscal management is paramount. This is our government’s first budget; it is a balanced budget that includes a $250 million debt reduction to better position Saskatchewan for future generations.

We are ready for growth.

I invite you to browse this and other related documents to discover for yourself how Saskatchewan people will benefit from growth measures provided in Budget 2008-09.

/s/ Rod Gantefoer

Honourable Rod Gantefoer
Minister of Finance

TABLE OF CONTENTS

MINISTER’S MESSAGE

2008-09 BUDGET SUMMARY
Ready for Growth	6

TECHNICAL PAPERS
Saskatchewan’s Economic Outlook	22
General Revenue Fund Financial Outlook	29
2007-08 General Revenue Fund Update	39
2008-09 Revenue Initiatives	41
Saskatchewan’s Tax Expenditures	46
2008 Intercity Comparison of Taxes, Utilities and Housing	51
2008-09 Borrowing and Debt	56
Growth and Financial Security Fund	61
Debt Retirement Fund	62
Ready for Growth Initiative: Capital and Infrastructure Plan	63

GENERAL REVENUE FUND (GRF) FINANCIAL TABLES
GRF - Statement of Operations and Accumulated Deficit	72
GRF - Statement of Change in Net Debt	72
GRF - Statement of Cash Flow	73
GRF - Schedule of Revenue	74
GRF - Schedule of Expense	75
GRF - Schedule of Debt	76
GRF - Schedule of Borrowing Requirements	77
GRF - Schedule of Guaranteed Debt	78

SUMMARY FINANCIAL STATEMENT (SFS) FINANCIAL TABLES
Summary Statement of Surplus	80
Summary Statement of Changes in Net Debt	82
Summary Statement of Debt	83
Tangible Capital Asset Schedule of Government Service Organizations (GSOs)	84
Pension Liabilities	84
Notes to the Summary Financial Budget	85

SASKATCHEWAN PROVINCIAL BUDGET

08-09

BUDGET SUMMARY

READY FOR GROWTH

Since the election last November, our government has clearly outlined our priorities: keeping our commitments, and ensuring Saskatchewan is ready for growth. The 2008-09 Budget – the first budget of our new administration – was developed to meet these objectives.

KEEPING OUR COMMITMENTS

A significant number of commitments were made to Saskatchewan people in the election platform. This budget enables over 40 of these to advance this year.

This document describes how these commitments (highlighted in bold) and others are funded in the budget, shows how the initiatives support government’s priorities and are linked to Government’s vision for the province, and identifies the Ministry responsible for delivering on those promises.

ENSURING SASKATCHEWAN IS READY FOR GROWTH

Saskatchewan must be ready for growth. Over the last several months, government has been focused on how to strategically invest in Saskatchewan to ensure the current economic momentum translates into long-term, sustained prosperity, and to make certain that the benefits of the growing economy are felt by everyone who calls Saskatchewan home.

The cornerstone of a growing economy is sound financial management by the government. In the early weeks of holding office, the Government introduced the Growth and Financial Security Act with specific measures to ensure balanced budgets and the appropriate use of surplus revenues. This Act also ensures efficient government service delivery, with reviews on the efficiency of programming and limits on the size of the public service.

Our economy is thriving – Saskatchewan is an economic leader and a “have” province. There’s a new confidence in our province and people are noticing. Our resource-based economy – while volatile – is extremely diversified, and new and innovative opportunities are bringing people to Saskatchewan.

The following economic indicators demonstrate Saskatchewan’s increasing strength within Canada.

VALUE OF RETAIL SALES,
VALUE OF WHOLESALE TRADE,
MOTOR VEHICLES SALES (#s) AND
VALUE OF INTERNATIONAL EXPORTS

6	Budget 2008-09/Budget Summary

Saskatchewan’s total capital investment has increased by $3.6 billion (52.1 per cent) over the past 10 years and is expected to reach a record high of $12.3 billion this year, up 18.0 per cent from 2007; the second highest level of growth after Manitoba. In comparison, total capital investment in Canada as a whole is expected to grow by 5.2 per cent this year.

Government’s challenge is to invest strategically, pay down debt, and manage unpredictable revenues to ensure the current positive economic climate turns into lasting prosperity, helping to improve the quality of life for all Saskatchewan people.

Budget 2008-09/Budget Summary	7

The “Ready for Growth” Initiative

A $1 Billion Investment in Our Future

Saskatchewan’s time is now. But if our province is to sustain our economic momentum, we must be ready for growth. We must ensure we have the infrastructure in place to support a growing economy and a growing population, so we can avoid the problems associated with rapid growth experienced in other jurisdictions where investment in infrastructure has fallen behind the pace of growth.

Simply put, we need to ensure we have the hospitals, highways, schools and other capital requirements needed to support a growing economy and a growing population.

The time for that investment is now. With increased revenues coming into our province, the government has a greater ability to invest in our infrastructure, to ensure our communities, highways and roads can keep pace with the growth in our population and the increased demand on our transportation systems.

That is why this year, government is introducing an unprecedented $1.0 billion investment in infrastructure to be known as the Ready for Growth Initiative. This initiative brings together resources and allows government to refocus its capital efforts on long-term economic and social investments. This approach positions the province well to lever federal infrastructure dollars and explore public-private partnerships.

In 2008-09, the government will invest a record $829.1 million in capital and infrastructure. The plan includes $594.0 million in base capital funding and an increase of $235.0 million. This increase is 55 per cent over the capital expenditures planned in 2007-08 and it doubles the capital expenditures of just four years ago. The remaining investments making up the $1.0 billion initiative will flow as industry capacity permits, however the monies have been set aside.

In addition to $594.0 million in base capital funding, (details are referenced later in this document), the increase of $235.0 million in 2008-09 includes:

•	$35.0 million for Highways, bringing the total investment in 2008-09 from the proceeds of the NewGrade upgrader sale to $70 million

•	$100.0 million for health facilities primarily to address urgent capital maintenance issues

•	$100.0 million for school construction and repairs

The state of our infrastructure across the province will improve dramatically with this investment. The 2008-09 capital budget for Highways and Infrastructure is $256.2 million ($238.0 million government-owned and $18.2 million third-party capital) and includes half of the $140 million in proceeds from the sale of the NewGrade upgrader, a key part of government’s Ready for Growth Initiative. The proceeds will be spent over two years instead of four years.

The 2008-09 capital budget of $256.2 million in Highways and Infrastructure includes:

•	$147.9 million for enhancement of the provincial highway system, including completion of twinning of Highways 1 and 16, continued progress on twinning Highway 11, funding to support urban highway connectors, and upgrades to rural and northern roads

•	$88.2 million for major rehabilitation of the provincial transportation system, which will provide improvements and upgrades to 300 km of highways and an increased focus on maintenance, upgrades and replacement of bridges and culverts

•	$5.0 million for the Municipal Resource Roads Program to support municipalities that experience high truck traffic volumes on roads that access natural resources

•	$15.1 million for the Canada-Saskatchewan Infrastructure Program as well as capital equipment and buildings

8	Budget 2008-09/Budget Summary

Other key components of the Ready for Growth Initiative will invest in our schools, health facilities and post-secondary institutions to ensure our infrastructure keeps pace with the demands of a growing province.

$117.6 million will be provided for education through the new Ready for Growth Initiative:

•	$100.0 million increase for school capital will allow major and much needed maintenance upgrades to proceed across the system, including new school projects in Saskatoon, Regina, Prince Albert, Oxbow, Porcupine Plain, Duck Lake, La Ronge, Maple Creek, Balcarres, and Humboldt, and upgrades in progress in Norquay, Naicam, Yorkton, Prince Albert, Saskatoon and Gravelbourg [EDU]*

•	$17.6 million in base school capital will fund maintenance and renovation projects across the province and will enable the Ministry to work with school divisions on enhanced capital planning initiatives [EDU]

$45.8 million will be provided for post-secondary capital projects to meet the needs of the universities for ongoing maintenance in existing buildings and additional capital required to accommodate the nursing seat expansion. [AEEL]

The 2008-09 capital budget for Health is $191.1 million which is comprised of:

•	$100.0 million in new funding is being provided, primarily to address urgent health facility maintenance and repair needs across the system.

•	$31.9 million to continue regional health facility projects and major upgrades already underway (Regina General Hospital Maternal and Newborn Care, Humboldt Integrated Facility, Saskatoon Mental Health, Oliver Lodge Long-Term Care Facility (Saskatoon), and renovations at St. Paul’s Hospital in Saskatoon to accommodate the province’s fifth MRI machine) [HE]

•	$29.9 million for medical equipment, including diagnostic imaging equipment and patient lifts to improve workplace safety for health care providers and patient care [HE]

•	$29.3 million to continue work on the new Saskatchewan Disease Control Laboratory, and purchase information technology and laboratory equipment [HE]

$140.0 million in funding for municipal capital projects includes:

•	$101.7 million in provincial and federal funding for municipal capital and infrastructure, including the Municipal Primary Weight Corridor Program [MA], and the Municipal Resource Roads Program [HI]

•	$37.4 million for cultural and recreational facilities through the Building Communities Program [TPCS]

Other major government-owned and third-party capital projects totalling $60.6 million are:

•	$22.2 million to repair and construct government buildings, including the Regina and Saskatoon Provincial Correctional Centres, and improve courthouse security [CPSP, GS]

•	$11.3 million for the Provincial Radio Telecommunications System to replace the FleetNet system [CPSP]

•	$27.1 million to upgrade the aerial fire fighting fleet, to replace fire towers and improve fire operations [ENV]

* For a full list of Ministry acronyms, please see page 20

Budget 2008-09/Budget Summary	9

Investing in Our Communities

Government has committed to greater investments in our cities and communities to ensure they are ready for growth. The time is right for increased investments as the indicators show that Saskatchewan is leading the nation in housing starts and in the value of building permits:

The Saskatchewan Infrastructure Growth Initiative fulfills government’s commitment to assist municipalities with the costs of lot development to support housing, commercial and industrial construction. This initiative provides $300.0 million over four years for five-year interest-free loans. $75.0 million in interest-free loans will be provided in 2008-09. [MA]

This budget fulfills government’s commitment to increase municipal revenue sharing by seven per cent to a total of $130.1 million for 2008-09. In addition, this budget provides additional support to meet increased demand for subdivision approvals. [MA]

$32.8 million is being provided for the federal and provincial shares of municipal infrastructure funding through the Municipal Rural Infrastructure Fund (MRIF), the new Building Canada Fund (BCF) – Communities Component, and through Urban Development Agreements for Regina and Saskatoon. Also, $20.9 million is being provided for other municipal financial assistance grants including Transit for the Disabled, Grants in lieu of taxes, and to support operations of the Saskatchewan Assessment Management Agency. [MA]

10	Budget 2008-09/Budget Summary

$32.4 million is being provided through the federal Gas Tax Program reflecting the flow-through of federal gas tax funding for municipalities. [MA]

Building Pride in Our Province

To help promote our province and build pride in Saskatchewan, the government is investing:

•	$8.0 million to double funding for tourism marketing, capital investments, improved highway signage and enhanced partnerships ($16.0 million total)

•	The budget contains over $6.0 million to continue base support for the Saskatchewan Arts Board

•	$4.2 million to maintain the level of support provided for provincial arts organizations

•	The Parks budget increases by $5.0 million to over $25.0 million. The new funding includes $1.2 million to electrify 274 campsites (first year of the commitment for 1,000 new electrified sites). This funding will also improve parks operating, infrastructure, security, customer service, ecosystem/cultural conservation and interpretation programming, and enhance regional parks

•	$700,000 to establish the Capital City Commission and provide funding for the planning and first phase of the initiative

•	$3.8 million, an $800,000 increase to the Western Development Museum

•	$9.3 million, a $3.2 million increase for the Community Initiatives Fund through increased gaming revenue [TPCS]

This budget provides new funding of $10.0 million for Green Initiatives, for a total of $17.5 million, which will advance initiatives such as:

•	$1.0 million, as committed, for the Petroleum Technology Research Centre and the International Test Centre for CO2 Capture[ER]

•	$1.2 million for projects to reduce flaring and increase carbon sequestration. The initiative supports lower costs and reliable methods to reduce pollutants and greenhouse gas emissions while improving the efficiency and competitiveness of the petroleum industry and encouraging enhanced oil recovery using carbon dioxide [ER]

•	$7.8 million for other green initiatives [ENV]

As a commitment to finding alternative sources of energy:

•	The SaskBio Program, a four-year program to encourage Saskatchewan investment ownership in bio-fuels facilities, will be continued with funding of $3.25 million. Changes to the program announced in February, which are intended to allow more flexibility for bio-fuel projects to access the program, have been implemented [EI]

•	Continue $21.0 million in funding for the Ethanol Fuel Tax Rebate program [EI]

Other environmental initiatives funded in this budget include:

•	$1.0 million for the North West Sustainable Development Plan which will provide recommendations on balancing both the economic growth and protection of the environment in the northwest part of the province [ENV]

•	$13.9 million for SARCAN, an increase of $2.9 million to continue the operation of the Beverage Container Program [ENV]

•	The Ministries of Environment, Agriculture, Health, Municipal Affairs, Saskatchewan Watershed Authority and SaskWater work together to carry out government’s commitment to ensure clean drinking water for communities

All ministries are taking leadership in environmental stewardship to conserve energy and reduce government’s environmental footprint. In addition, steps will be taken to promote environmental awareness in our schools. [EDU]

Budget 2008-09/Budget Summary	11

SUSTAINING OUR ECONOMIC MOMENTUM

The 2008-09 Budget makes strategic investments to sustain the Province’s economic growth, to reduce taxes and to pay down debt. As promised, these decisions are incorporated within the parameters of a balanced budget.

A strengthened economy provides the opportunity for tax reduction. In November 2007, Government announced elimination of the provincial sales tax on used light vehicles, at a cost of $32.0 million annually.

This budget furthers Government’s commitment to reduce the burden of education property taxes on homeowners and on commercial, industrial and agricultural property owners.

A $48.7 million increase for education property tax relief, totalling $156.6 million for 2008-09, is the first step toward Government’s commitment of doubling the education property tax credit over four years. The agricultural portion of the credit will go from 38 per cent to 47 per cent and the residential and commercial portions will go from 10 per cent to 12 per cent. This expanded education property tax credit is a temporary measure until a long-term solution to funding education is determined. [EDU]

As committed, $250.0 million will be put towards a debt payment to reduce interest costs and to work towards Government’s long-term objective of eliminating the debt. [Finance]

In addition, the Mineral Exploration Tax Credit will be reintroduced at a cost of $2.0 million annually. [ER]

Highly Effective Transportation Systems

As our province’s transportation system is a key element in sustaining the province’s economic momentum, the government plans to exceed its original commitment by providing over $2.0 billion over four years to be invested into the transportation system.

As indicated in the earlier section in this document related to the infrastructure initiative, other highlights for the Ministry of Highways and Infrastructure’s (HI) 2008-09 budget include the election commitment to provide $140 million from the sale of the NewGrade upgrader over two years for municipal and provincial highway improvements, instead of over four years. Infrastructure investments supported by the $70 million in NewGrade proceeds in 2008-09 include:

•	$30 million for urban municipal projects

•	$10 million for bridge capital construction

•	$30 million for strategic rural corridors

Overall, the highlights of the 2008-09 budget for Highways and Infrastructure include:

•	$202.6 million for preservation and rehabilitation of the provincial transportation system, as part of the Ministry’s stewardship strategy for the existing transportation system

•	$102.1 million for policy advice and daily operation of the transportation system including road safety, transport compliance, seasonal maintenance activities, and engineering and management of preservation and capital construction programs

•	$54.1 million for the Rural Road Strategy, including Thin Membrane Surface (TMS) upgrades and Primary Weight Roads

•	$28.1 million for the enhancement of International Gateway Corridors, which completes twinning projects on Highway 1 and 16 and continues previously committed work on Highway 11

12	Budget 2008-09/Budget Summary

•	$11.3 million to complete work on the road to Witchekan Lake First Nation, Cyr Road (near Big River), improvements to Highway 55, and the access road to Red Earth First Nation

•	$6.1 million for the Northern Roads Strategy, including funding for Garson Lake Road, Wollaston Lake Road and the completion of other northern road projects

•	$19.4 million for the maintenance, repair, and rehabilitation of bridges and culverts which includes an incremental $9 million invested in capital for a new bridges and culverts strategy to address public safety concerns

•	$16.5 million for the new Urban Highway Connector program which provides for the implementation of agreements to provide operating and maintenance for the municipal transportation system, as well as rehabilitation costs of urban highway connectors, and new capital projects

Investments to Encourage Innovation

This budget makes strategic investments in some of the most innovative sectors of our province:

•	Incremental funding of $3.0 million (total grant funding of $12.1 million) will be provided to the Saskatchewan Research Council for a bioenergy team and an oil sands industry team and the supporting capacity for each [SRC]

•	$15.2 million for agricultural research, an increase of $1.6 million, which includes $1.0 million in additional project funding for the Agriculture Development Fund, as well as funding for the Strategic Research Program at the University of Saskatchewan, and the Prairie Agricultural Machinery Institute [AG]

•	$1.5 million for a web-based mineral disposition system, which will result in fast, accurate and efficient registration of land disposition. The initiative reflects a nearly tenfold increase in the value of mineral exploration since 2001 [ER]

•	Continued funding of $5.1 million in anticipation of a renewed Western Economic Partnership Agreement (WEPA) which fosters economic development [EI]

•	Continued funding of $3.8 million for the Strategic Investment Fund which contributes to building technological and research capacity [EI]

•	$5.9 million in the Innovation and Science fund to further the province’s commitment to the construction of the InterVac facility (level III bio-containment facility) at the University of Saskatchewan Campus [AEEL]

Legislation was introduced in 2007-08 to create Enterprise Saskatchewan which will help sustain our province’s economic momentum through the collaboration of stakeholders such as labour, business, post-secondary institutions, municipalities and the Aboriginal community.

$7.4 million is being transferred from existing budgets and $1.0 million in incremental funding is being provided in 2008-09 to create Enterprise Saskatchewan. [EI]

To support our diverse agriculture sector, the province is investing:

•	$91.5 million to fully fund AgriStability and AgriInvest (formerly known collectively as the CAIS program) as improved income support for producers. A new producer savings account known as AgriInvest will be funded by redirecting funding previously used to provide the top 15 per cent of margin coverage under CAIS; the remaining coverage will continue as the AgriStability program [AG]

•	$129.8 million for Crop Insurance, an increase of $25.8 million, while undertaking a review to determine how this program could be broadened and made more affordable for producers [AG]

Budget 2008-09/Budget Summary	13

Education and Training for Our Youth

In order to ensure our economy keeps growing, the government has a role to play in ensuring our labour market needs are met, that young people have access to affordable education and that our institutions are flexible enough to respond to new demands.

This budget fulfills the commitment for a Graduate Retention Program, which will provide post-secondary graduates with tuition rebates of up to $20,000 over the seven years following graduation. This will require $12.0 million in 2008-09, administered through the income tax system. [AEEL]

The Ministry of Education provides programs, services and grants that directly support the operation of the pre-kindergarten to grade 12 education system for the 729 schools and 161,261 students in 28 school divisions. This budget provides a $34.6 million increase to school operating funding for a total of $621.1 million to fulfill the first year of the Government’s commitment to increase these grants by 20 per cent over four years and will fully fund teachers’ salary increases.

School operating funding also includes [all EDU]:

•	$1.0 million to introduce ‘Schools of Opportunity’ funding where demonstrated changes in a community’s local economy may result in a school facing closure being able to stay open

•	$500,000 in new funding for school lunch and anti-hunger programs in community schools

•	$3.0 million increase to the Intensive Supports factor, providing a total of $67.4 million to support programming for students with learning difficulties, disabilities, and disadvantages

•	$2.0 million increase for 38 pre-kindergarten programs for vulnerable three- and four-year-olds, increasing total pre-kindergarten funding to $7.9 million and total programs to 193; this program serves over 3,000 children

In keeping with the commitment to maintain funding for child care, early learning and early childhood development at $267.0 million over four years, $45.3 million is being provided through the Ministry of Education in 2008-09. Other funding related to this commitment is included in school operating funding for pre-kindergarten programming and in the Ministries of Health and Social Services.

Education funding in this area for 2008-09 includes:

•	$33.8 million for child care facilities, an increase of $3.4 million (11.3 per cent) to provide 500 additional child care spaces, for a total of 10,350 spaces, and a 4.0 per cent wage lift for child care workers, and to maintain the array of nutrition, special needs and staff training supports for 190 child care centres and 275 family child care homes [EDU]

•	$7.5 million in funding for the province’s Early Childhood Development/KidsFirst strategy, including inflationary increases for ELCC service providers and $300,000 in additional funding for Early Childhood Intervention Programs to maintain support and home-based intervention to over 600 children at risk of developmental delays. $9.5 million is provided for KidsFirst programming in the Ministry of Health [EDU and HE]

•	$4.0 million is being provided for Education’s Early Learning and Child Care Unit including continued funding for ELCC program guides and supports [EDU]

In addition, the 2008-09 Budget for the Ministry of Education provides:

•	$8.3 million for grants to public libraries, including inflationary increases to grants and an additional $400,000 to maintain library Internet connectivity

•	$2.1 million for community-based literacy funding to maintain the Literacy Innovations Fund and grants for the network of 30 organizations that deliver adult and family literacy services

14	Budget 2008-09/Budget Summary

The 2008-09 Budget exceeds the government’s commitment to provide a $125 million increase in funding over four years, to ensure post-secondary institutions contribute to the goals of building an innovative economy, increase training and educational seats and keep tuition affordable for students. This budget provides $38.1 million to assist post-secondary institutions in keeping tuition costs affordable for students [all AEEL]:

•	$25.5 million, an 8.4 per cent increase for universities to freeze tuition for the fourth consecutive year (total funding of $333.9 million for universities)

•	$6.2 million increase to SIAST, regional colleges, and the Apprenticeship and Trade Certification Commission (total funding to these institutions is $167 million)

•	Other expenditures include a portion of the Labour Market Agreement (LMA) related to targeted funding for the training sector to increase training seats and hire additional program co-ordinators and student counseling staff

In total, $15.1 million in new funding is being invested to enhance training opportunities for non-Employment Insurance eligible individuals as the first year of a new six-year Labour Market Agreement (LMA) signed with the federal government. This includes targeted funding of:

•	$5.0 million to meet the commitment to provide increased support to food banks and community-based organizations to provide life skills, development and employment training to under-skilled individuals

•	$545,000 to expand industrial mechanics and carpentry seats at SIAST (45 seats)

•	$1.5 million for enhanced learner and employer support services through the regional colleges

•	$235,000 for increased program co-ordination and student services at the Dumont Technical Institute

•	$650,000 to add training seats through the Apprenticeship and Trade Certification Commission (250 seats)

•	$1.1 million in operating and training funds for the Regina and Saskatoon inner-city Trade and Skills Centres

•	$500,000 for an “essential skills pilot” to prepare low-skilled job seekers to gain and retain meaningful long-term employment

•	$2.6 million for income supports to assist with training costs for individuals on social assistance who are unable to qualify for student loans or the Skills Training Benefit [AEEL]

The Ministry of Advanced Education, Employment and Labour will also contribute investments to post-secondary institutions for various health profession training programs (which are elaborated on later in this document related to their impact on the health care system) [AEEL]. $250,000 will also be provided as additional support to the Johnson-Shoyama School of Public Policy. [PSC]

The Government is committed to strengthen the partnership between First Nations and non-First Nations people by providing supports to First Nations and Métis people to facilitate full participation in the growing economy. This budget provides:

•	$14.0 million increase for a total of $50.9 million for the First Nations Trust, Community Development Corporations and Métis Development Fund based on current gaming profit estimates and amendments to the gaming framework agreement

•	$4.2 million to address provincial financial obligations for five Treaty Land Entitlement agreements

•	$1.0 million to increase First Nations and Métis Consultation capacity fund for a total of $3.0 million to meet government’s commitment to consult with Aboriginal people

Budget 2008-09/Budget Summary	15

•	$200,000 for the commitment to host a Roundtable on Aboriginal Consultation

•	$2.0 million for the Northern Development Fund (NDF) Loan Program to help facilitate business development and diversification, and create jobs in northern Saskatchewan

•	$500,000 to continue the NDF grant program to promote self-reliance and support northern employment and business development

•	$125,000 to honour and support the Bilateral Protocol with the FSIN to ensure increased capacity to undertake research and analysis into issues of mutual concern and to meet to resolve concerns

•	$750,000 in 2008-09 and 2009-10 for the First Nations and Métis Economic Development Program. This program makes grants available to Aboriginal business entrepreneurs to create more Aboriginal businesses, with a spin-off effect of more jobs for Aboriginal people [all above FNMR]

•	Further to the newly signed Labour Market Agreement, $1.0 million will be dedicated to add 200 new training opportunities for on-reserve Adult Basic Education through the regional colleges. In addition, the Saskatchewan Indian Institute of Technology (SIIT) will be given $500,000 to deliver 100 new seats in this area [AEEL]

•	$1.1 million in total for the Aboriginal Employment Development Program to build partnerships and lines of communication between employers, training institutions and Aboriginal people [FNMR]

ENSURING SASKATCHEWAN PEOPLE BENEFIT FROM A GROWING ECONOMY

A strengthened economy provides the ability to ensure the benefits are returned to the residents of this province – through improved health care, a stronger education system, safer communities, and measures to protect the most vulnerable people in our society.

Government made a commitment to introduce a benefit for families with children aged 6 to 14 who are active in cultural, recreational or sports activities. This budget furthers this commitment by approving the Active Saskatchewan Families Benefit, a $150 per year, per child, refundable tax credit which will be implemented in the next taxation year. Details of the program will be announced as they are finalized. [TPCS]

The Government has eliminated the campfire permit fee saving people money as they enjoy our Saskatchewan parks. [TPCS]

A Stronger Health Care System

The Government is committed to providing all Saskatchewan citizens with access to a comprehensive, publicly-funded, and publicly-administered health care system that ensures access to core health programs, including the drug plan and extended benefit plans.

This budget provides $2.29 billion for Regional Health Authority targeted and base operating funding (an increase of $123.9 million) to deliver health services, and $89.2 million (an increase of $10.7 million) to the Saskatchewan Cancer Agency to strengthen support for cancer care and prevention.

16	Budget 2008-09/Budget Summary

The government recently announced a partnership agreement with the Saskatchewan Union of Nurses (SUN) to work together to solve the province’s shortage of registered nurses (RNs) and registered psychiatric nurses (RPNs). This historic agreement commits to hiring 800 new nurses by 2011. $60.0 million provided in 2007-08 and international recruitment efforts will help to reach the province’s goal of filling 600 vacancies and adding an additional 200 nurses within the next four years.

As part of this commitment, AEEL will provide $10.5 million, including capital investments, to post-secondary institutions for a 120 seat expansion of the Nursing Education Program resulting in 520 funded seats per year by 2009-10. An additional $20.7 million ($26.0 million in total) will be invested by Health for nurse recruitment and retention, including equipment, such as patient lifts, to support nurses in the workplace. [HE]

With respect to physician training, recruitment and retention, $3.2 million is being provided by AEEL and $1.8 million ($31.6 million in total) by Health to expand medical student seats to 100 and physician residency seats to 120 by 2010-11, increasing our capacity to train physicians for Saskatchewan. [AEEL and HE]

The Ministry of Health is allocating $1.1 million ($56.1 million in total) for further physician recruitment, retention and additional medical seats for internationally trained medical graduates; this includes adding two physicians and a second Medical Health Officer in the north. [HE]

$3.4 million is being invested by AEEL in training for other health care professionals and to fund ongoing activity to maintain the College of Medicine’s Accreditation status. [AEEL]

In addition to investing in the training, recruitment and retention of health professionals, the 2008-09 Budget includes other important commitments to improving the overall quality of health care provided in Saskatchewan [all initiatives are from the Ministry of Health unless otherwise indicated]:

•	$6.1 million to add new prescription drugs to the Formulary and an additional $700,000 to expand the $15 cap on prescription costs to children aged 14 years and under while income-testing the current seniors’ drug plan component ($294.2 million in total)

•	$10.7 million for cancer drugs, supplies and operating costs for the Cancer Agency. This also includes $3.9 million for the cancer drug Avastin to treat patients with advanced colorectal cancer ($89.2 million in total)

•	$1.0 million to develop a 10-year health sector human resource plan, a 10-year capital plan and a Seniors’ Health Care Strategy, to improve the continuum of care for seniors

•	$5.1 million for an additional 88 addictions treatment beds to be added at various facilities, including a youth treatment facility and a family-centred treatment facility in Prince Albert, social and brief detox facilities in Regina and Prince Albert, and renovations to the Calder Centre in Saskatoon

•	$2.5 million to address increasing renal dialysis volumes

•	$2.9 million for Human Papilloma Virus vaccinations to help prevent cervical cancer

•	Additional $1.9 million ($3.7 million in total) to reduce waitlists and wait times for diagnostic imaging (MRI, CT and bone mineral density) services

•	$1.5 million to undertake a “Patient First” Review of the health care system which will lead to an improved and more responsive health care system

•	$250,000 for Patient Exit Surveys to measure and report on the quality of patients’ experience with the health care system

•	Legislation is under development to establish the Health Care Ombudsman [JAG]

Budget 2008-09/Budget Summary	17

Safer Communities, Stronger Families

This budget ensures that the election commitments towards creating safer communities are funded. In 2008-09, the budget for Corrections, Public Safety and Policing (CPSP) increases programming resources for adult offenders and public safety programs by $7.0 million ($85.6 million in total).

The 2008-09 Budget:

•	Provides $3.0 million in funding ($128.0 million in total) for 30 additional police officers and for public safety commitments, including more corrections officers and program staff, and enhancements to substance abuse treatment and supportive employment programs for offenders

•	Provides $8.7 million in incremental funding for a total of $117.5 million to the RCMP contract for provincial policing with resources targeted to combat organized crime and Internet child exploitation

•	Provides $1.1 million in new funding ($9.3 million in total) for municipal police services [CPSP]

As committed, the Victim Surcharge is increased in this budget to ensure the stability of the Victim’s Fund and the many programs and services that it provides to victims of crime. [JAG]

Other measures in the budget targeting safety and security include:

•	$3.9 million in Family Justice Services to support families, including enforcement of child support payments and custody and access payments

•	$2.8 million in new Courts Capital funding to expand video-conferencing and to support planning of a new courthouse for La Ronge, and planning for an addition to the Saskatoon courthouse

•	$430,000 for implementation of a Domestic Violence Court in Regina, similar to courts in Saskatoon and North Battleford

•	Completion of airport-style court security in Regina, Saskatoon and Prince Albert

•	$19.9 million for the Legal Aid Commission which provides legal services to Saskatchewan residents who cannot afford to hire private counsel, an increase of $1.3 million

•	$5.5 million for Marketplace and Consumer Protection activities, including an increase of $113,000 for two securities fraud investigators to protect Saskatchewan investors [all JAG]

This budget provides supports to protect society’s most vulnerable people, helping to increase the safety of our communities:

•	$1.1 million in increased funding for transition houses and sexual assault centres to strengthen services to women who are sexually assaulted and/or are the victims of domestic violence ($5.9 million in total)

•	$500,000 in one-time funding to host a summit of Community-Based Organizations (CBOs) in 2008 with the objective to develop a new social policy direction for Saskatchewan

•	$298.5 million in total funding for income assistance programs, including $1.1 million for enhancements to Rental Housing Supplements and a $1.1 million increase for Child Care Parent Subsidies due to a projected increase of 250 cases based on an in-year decision and mid-year funding to increase the number of licensed child care spaces by 500 [SS]

18	Budget 2008-09/Budget Summary

The Ministry of Social Services will begin refinements to the Saskatchewan Assistance Plan, which will result in $1.1 million in cost savings in 2008-09 and will increase sustainability of the program over time. The initiative is intended to:

•	Promote job readiness, by providing more opportunities to gain access to employment and skills programs, and reduce welfare dependency

•	Create a more streamlined income assistance service delivery system and result in more efficient use of resources

•	Simplify benefit structures, reduce administrative requirements, and invest in necessary technological upgrades [SS]

The Government made a commitment to double the Caregiver Tax Credit that provides tax relief to those individuals providing in-home care for an adult infirm dependent relative, or a parent or grandparent aged 65 and over. This budget invests $3.0 million in additional support for the disabled:

•	Doubles the Caregiver Tax Credit from $4,095 to $8,190

•	Doubles the Infirm Dependant Tax Credit from $4,095 to $8,190

•	Doubles the Disability Supplement Tax Credit from $4,095 to $8,190

•	Increases the Disability Amount for Self Tax Credit from $7,021 to $8,190 [Finance]

In addition, enhancements are being made to programs for people with intellectual disabilities, such as:

•	$2.9 million for a 2.3 per cent salary increase for approximately 300 CBOs; this includes a $1.6 million increase to support a network of 81 CBOs providing residential, day program, advocacy and family support services for individuals with intellectual disabilities. More than 1,300 community-based positions are funded in this sector for a total budget of approximately $75 million

•	$2.4 million to support a growing caseload of individuals with intellectual disabilities accessing residential and day programs

•	$400,000 increase, to $1.9 million, for the disability housing supplement

•	$700,000 increase to support the Cognitive Disabilities Strategy, including $500,000 in enhanced funding to address the growing demand for the program, for a total budget of $2.8 million [SS]

This budget makes enhancements to child protection programs, including:

•	$5.0 million for 30 additional child protection case workers and 30 permanency placement planners to handle the 27 per cent increase since 2003 in the caseload of children in care of the Ministry

•	$7.5 million will assist with a 15 per cent increase in foster care rates and an average rate increase of 41 per cent for extended family caregivers, effective September 1, 2007, plus an inflationary increase of 2 per cent, effective April 1, 2008 ($43.0 million total)

•	$5.5 million ($22.1 million total) for 80 additional out-of-home spaces, including alternate care, foster care, stabilization centres, therapeutic foster care, adolescent group homes, and treatment group homes, for children in care of the Ministry [SS]

The Saskatchewan Housing Corporation (SHC) provides a continuum of housing programs and services, including social and affordable rental housing, home renovation, repair and energy retrofit programs, supports to independent living for seniors, and homeownership options.

SHC manages and provides subsidies for approximately 31,000 social and affordable housing units, which house about 67,000 people in over 300 communities across the province.

Budget 2008-09/Budget Summary	19

This budget continues a wide range of housing programs including over $110 million in federal and provincial funding:

•	$60 million for the provincial Neighbourhood Revitalization Housing Initiative which targets inner city neighbourhoods in major urban centres and northern communities

•	$50.6 million in federal funding provides for the Affordable Housing Program and the Aboriginal Housing Program

Currently there are almost 900 affordable housing units at various stages of development targeted to come on stream over the next 12 to 18 months. In addition, the previously noted rental housing supplement increase, implemented by Social Services in October 2007, continues with new funding of $1.1 million provided in this budget. [SS]

The 2008-09 Budget: Keeping Our Promises; Ready for Growth

This budget helps government deliver on its promises. A great number of commitments made to Saskatchewan people will be advanced this year, with additional commitments to be fulfilled over the coming years.

This budget focuses on getting ready for growth by investing in infrastructure across the province, and making investments in communities and in our health and education systems so that there are even more reasons for people to call Saskatchewan home.

We are on our way to ensuring that lasting economic prosperity will benefit all Saskatchewan people.

For clarification, here is a list of acronyms used in this document:

[AEEL]	Advanced Education, Employment and Labour

[AG]	Agriculture

[CPSP]	Corrections, Public Safety and Policing

[EDU]	Education

[ER]	Energy and Resources

[EI]	Enterprise and Innovation

[ENV]	Environment

[FNMR]	First Nations and Métis Relations

[GS]	Government Services

[HE]	Health

[HI]	Highways and Infrastructure

[JAG]	Justice and Attorney General

[MA]	Municipal Affairs

[PSC]	Public Service Commission

[SRC]	Saskatchewan Research Council

[SS]	Social Services

[TPCS]	Tourism, Parks, Culture and Sport

20	Budget 2008-09/Budget Summary

SASKATCHEWAN PROVINCIAL BUDGET

08-09

TECHNICAL PAPERS

SASKATCHEWAN’S ECONOMIC OUTLOOK

RECENT PERFORMANCE

Saskatchewan’s economy has performed well over the last several years in comparison to other provinces.

The one exception was 2006, due to weak potash sales, the closure of Prince Albert’s pulp and paper mill, and a smaller crop.

REAL GDP GROWTH COMPARISON
(Per Cent)

	2004	Rank	2005	Rank	2006	Rank
Newfoundland and Labrador	(1.7)	8	0.2	10	3.3	2
Prince Edward Island	3.0	4	1.3	8	2.6	5
Nova Scotia	1.4	7	1.8	7	0.9	8
New Brunswick	1.4	7	0.5	9	3.0	4
Québec	2.6	5	2.0	6	1.7	7
Ontario	2.5	6	2.9	4	2.1	6
Manitoba	2.6	5	2.7	5	3.2	3
Saskatchewan	3.8	2	3.5	3	(0.4)	9
Alberta	5.2	1	5.3	1	6.6	1
British Columbia	3.7	3	4.5	2	3.3	2
Canada	3.1	--	3.1	--	2.8	--

Source: Statistics Canada

In nominal terms, Saskatchewan’s economic performance was even stronger, averaging 7.3 per cent growth from 2003 to 2006.

The number of jobs in this province has grown considerably and, after many years of population loss, Saskatchewan’s population increased in 2007.

22	Budget 2008-09/Budget Summary

Saskatchewan’s unemployment rate is at its lowest level in over 25 years while labour force participation is at an all-time high. Among provinces, Saskatchewan had the second lowest unemployment rate in 2007.

Most of the other 2007 economic indicators were similarly impressive. Saskatchewan posted the highest growth in retail sales, value of building permits, housing starts and international exports.

INTERNATIONAL ECONOMIC CONDITIONS AND OUTLOOK

Saskatchewan exports roughly 70 per cent of what it produces. Therefore, what happens in the rest of the world is an important factor in the province’s economic performance.

The U.S. alone consumes roughly 66 per cent of Saskatchewan international goods exports, while roughly 15 per cent can be attributed to Japan, China and other Asian nations.

Overall, U.S. real GDP grew by 2.2 per cent in 2007. U.S. growth, however, increased at an annual rate of just 0.6 per cent in the fourth quarter of 2007, according to preliminary estimates released by the U.S. Bureau of Economic Analysis. This rate was well below the 4.9 per cent annual rate set the prior quarter. The weak housing market played a major role in this slowdown.

For 2008, U.S. real GDP is projected to expand by just 1.9 per cent as the drag stemming from declines in residential investment persists and consumer spending slows. Recent actions taken by the Federal Reserve and some new (albeit temporary) tax relief for individuals and corporations are anticipated to help keep the economy from slowing further.

2007 ECONOMIC INDICATORS

	Per Cent Change	Ranking in Canada
Value of Building Permits	42.3	Highest
Housing Starts (# of units)	61.7	Highest
Value of Retail Sales	12.9	Highest
International Exports	21.6	Highest
Wholesale Trade	14.2	2nd Highest
New Vehicle Sales (# of units)	14.1	2nd Highest
Employment Growth	2.1	4th Highest
Manufacturing Shipments	1.8	5th Highest

Source: Statistics Canada

Budget 2008-09/Budget Summary	23

Despite the slowdown in the U.S., the world economy is projected to expand by about 4.6 per cent in 2008. Emerging market and developing economies, most notably China’s economy (which is expected to grow by about 10.0 per cent), are projected to lead the way. For Japan, one of the top three consumers of Saskatchewan’s international goods exports, growth of 1.5 per cent is expected this year, down from the 1.9 per cent pace projected for 2007.

CANADIAN ECONOMIC CONDITIONS AND OUTLOOK

The Canadian economy eased in the fourth quarter of last year, growing at an annualized rate of 0.8 per cent.

The high Canadian dollar and extended holiday-related shutdowns at several manufacturing facilities contributed to a large decline in exports, while import growth remained strong.

As a result, net exports were again a major drag on overall growth. However, consumer spending grew at an annualized pace of 7.4 per cent and business investment remained strong. Overall, real GDP growth was 2.7 per cent in 2007.

Final domestic demand is again anticipated to be the key driver of economic growth in 2008, supported by high commodity prices and growth in incomes.

Yet a further slowing of the U.S. economy, tighter credit conditions and high Canadian dollar are expected to result in slower growth in 2008. Overall, 2.4 per cent real GDP growth is expected.

As with overall economic growth, inflation in 2008 is projected to ease a bit. This is partly due to continued pressures for retailers to reduce prices, reflecting a Canadian dollar on par with the U.S. dollar, and the one-percentage-point GST reduction. These effects will be partly offset by the impact higher oil prices will have at the pump.

The Canadian dollar has recently been trading around 100 US cents, and is expected to remain in this range throughout 2008.

CANADIAN ECONOMIC ASSUMPTIONS

	2007 Actual	2008	2009	2010	2011	2012
Real GDP Growth (%)	2.7	2.4	2.4	2.5	2.6	2.6
CPI Growth (%)	2.1	1.7	2.1	2.0	2.0	2.0
Interest Rates (%)
Short-term	4.15	4.33	4.87	5.00	5.00	5.00
Long-term [1]	4.30	4.38	5.17	5.33	5.36	5.42
Canadian Dollar (US cents)	93.80	100.00	97.80	96.70	95.70	95.20

[1] 10-Year Government of Canada Bond
Source: Global Insight

24	Budget 2008-09/Budget Summary

COMMODITY PRICE OUTLOOK

NON-RENEWABLE RESOURCE PRICE ASSUMPTIONS

	2006 Actual	2007	2008	2009	2010	2011	2012
WTI Oil (US$/barrel)	66.25	72.31	85.00	80.00	70.00	65.00	65.72
Natural Gas (C$/GJ)	6.33	6.00	6.25	6.90	7.00	7.08	7.16
Potash (C$/tonne)	269.40	284.40	331.64	346.31	355.02	361.93	367.51

The price of West Texas Intermediate (WTI) oil is expected to average roughly US$85.00 per barrel in 2008. While this price represents a 17.5 per cent increase from the average price in 2007 of US$72.31 per barrel, it is below current trading levels.

The impact of a slowdown in the U.S. economy on global growth and thus demand for oil is the main reason for why oil prices are expected to average below US$90.00 in the current year. As for the downward trend in the price going forward, more non-OPEC supplies hitting the market and added OPEC productive capacity are the main reasons.

In terms of Saskatchewan oil production in 2008 and 2009, current levels are expected to be maintained as oil prices and drilling for new wells, while easing a bit in 2009, remain relatively high.

The price of natural gas averaged $6.00 per gigajoule (GJ) in 2007 and is projected to rise to $6.25 per GJ in 2008. Between 2009 and 2012, the price per GJ is anticipated to average $7.04.

With respect to potash, market prices in both the domestic and offshore markets increased significantly in 2007 due to increased demand. The potash price is expected to remain strong at $331.64 per tonne in 2008 and continue to increase over the remainder of the forecast period.

Currently, the wheat market is being driven primarily by supply concerns and solid global demand. Historically low stockpiles, adverse weather conditions in major producing countries and export restrictions by some countries have all played a role in the recent rise in wheat prices. Wheat is projected to average $300.00 per tonne in 2008 and $291.76 per tonne in 2009. The outlook for 2010 through to 2012 is for slightly lower prices.

Budget 2008-09/Budget Summary	25

MAJOR CROP AND LIVESTOCK PRICE ASSUMPTIONS 1

	2006 Actual	2007	2008	2009	2010	2011	2012
Wheat (C$/tonne)	150.20	222.38	300.00	291.76	283.52	275.29	267.05
Canola (C$/tonne)	323.57	388.00	405.00	393.59	382.18	370.77	359.35
Barley (C$/tonne)	125.12	169.39	161.87	154.35	146.83	139.30	131.78
Cattle (C$/cwt)	85.83	80.32	77.34	84.85	88.06	89.94	90.11
Hogs (C$/ckg)	124.43	124.43	122.48	123.89	130.88	134.70	136.94

[1] Crop price assumptions are on a crop year basis
Source: Ministry of Agriculture

Canola prices are expected to average $405.00 per tonne this year due primarily to robust demand from both the food and biofuel industries. Over the remainder of the forecast period, the price trends downward as global production capacity is increased. As well, barley is projected to average $161.87 per tonne in 2008 and then $154.35 per tonne in 2009.

SASKATCHEWAN’S ECONOMIC OUTLOOK

Population and employment growth, as well as high commodity prices, are anticipated to sustain the province’s economic growth in 2008, despite a slowdown in the U.S., Saskatchewan’s most important international export destination. Real GDP is forecast to grow by 2.9 per cent in 2008. Nominal GDP is anticipated to increase by 9.8 per cent.

For 2009 through to 2012, real GDP growth is expected to average 2.4 per cent. Nominal growth is projected to average 4.2 per cent.

Increases in employment, wage gains similar to 2007, and high commodity prices should provide for solid income growth.

SASKATCHEWAN FORECAST SUMMARY

	2007		2008	2009	2010	2011	2012
Real GDP Growth (%)	3.1		2.9	2.3	2.2	2.4	2.5
Nominal GDP Growth (%)	11.2		9.8	4.8	2.7	4.3	4.9
CPI Growth (%)	2	.9*	2.3	1.8	2.0	1.9	1.9
Employment Growth (000s)	10	.3*	6.2	4.8	4.8	4.9	4.7
Unemployment Rate (%)	4	.2*	4.1	4.1	4.2	4.2	4.3
Personal Income Growth (%)	8.3		8.2	3.6	4.4	4.0	4.1
Retail Sales Growth (%)	12	.9*	7.2	4.4	4.4	4.3	4.2

* Actual

26	Budget 2008-09/Budget Summary

Net farm income is anticipated to increase to $1.4 billion in 2008, up about $1.0 billion from last year, primarily due to higher grain prices. Personal income overall is projected to increase by 8.2 per cent in 2008.

Although livestock prices are expected to be lower in 2008, higher grain prices, combined with an assumed average crop (in terms of both quantity and quality) are expected to boost realized net farm income.

FARM INCOME

(Millions of Dollars)	2006	2002-06 Average	2007	2008
Total Cash Receipts	$6,629.2	$6,213.1	$7,687.9	$8,399.0
Crop Receipts	3,647.5	3,321.7	5,070.4	5,979.1
Livestock Receipts	1,714.5	1,614.6	1,709.4	1,669.8
Program Payments	1,267.2	1,276.8	908.1	750.0
Net Operating Expenses	5,374.5	5,089.4	5,871.1	6,160.9
Net Cash Income	1,254.7	1,123.7	1,816.7	2,238.1
Realized Net Income	361.8	223.1	916.8	1,321.3

Source: Agriculture and Agri-Food Canada

All of this bodes well for consumer spending, as was the case last year when the value of retail sales jumped 12.9 per cent.

In fact, final domestic demand is projected to be the key driver of overall growth through to 2012.

Private sector forecasters see the Saskatchewan economy growing by 3.4 per cent in 2008 and 2.7 per cent in 2009.

Private sector forecasters are similarly optimistic regarding Saskatchewan’s employment outlook.

Budget 2008-09/Budget Summary	27

PRIVATE SECTOR REAL GDP GROWTH FORECASTS FOR SASKATCHEWAN
(Per Cent)

	2007	2008	2009	Release Date
Global Insight	3.1	2.9	2.4	Feb./08
CBOC	3.9	3.6	2.6	Feb./08
C4SE	3.8	2.8	2.5	Jan./08
TD Bank	3.9	3.4	2.8	Jan./08
Royal Bank of Canada	4.6	3.6	3.2	Feb./08
Bank of Montréal	4.9	3.0	2.5	Winter/08
CIBC	5.0	4.5	--	Oct./07
Scotia Bank	3.8	3.0	2.8	Feb./08

Average	4.1	3.4	2.7

In comparison to other provinces, private sector forecasters rank Saskatchewan at the top in terms of economic growth in 2008.

CONCLUSION

Saskatchewan real GDP is anticipated to increase by 2.9 per cent in 2008 and 2.3 per cent in 2009, and average 2.4 per cent thereafter.

The main downside risks to the outlook remain the potential for the quantity and quality of crop to turn out worse than expected. Commodity prices are also important, given Saskatchewan’s resource-based economy. A general weakening of commodity prices could potentially hurt economic growth should this translate into reduced incomes, production and/or investment.

The U.S. slowdown remains a downside risk as well. For now, the more dominant belief appears to be that the U.S. economy will still manage to record positive growth for the year. Given that the U.S. is Saskatchewan’s primary international export destination, a more pronounced slowdown there could impact on provincial exports.

28	Budget 2008-09/Budget Summary

GENERAL REVENUE FUND FINANCIAL OUTLOOK

INTRODUCTION

The 2008-09 GRF Budget represents the first year under The Growth and Financial Security Act. The Act requires a four-year financial plan in which total expense must balance with or be less than total revenue in each year.

2008-09 GRF REVENUE

Total GRF revenue is estimated to be $9.37 billion in 2008-09, a decrease of $28.7 million, or 0.3 per cent, from the current 2007-08 forecast. The decline is primarily due to lower federal transfers, corporation income tax, and revenue from oil and natural gas production. These declines are partially offset by a higher Crown Investments Corporation of Saskatchewan (CIC) dividend transfer, higher consumption and capital tax revenue, and increased potash and other resource royalties.

Own-source Revenue

Own-source revenue is forecast to be $7.98 billion in 2008-09, about 85 per cent of total revenue.

Tax Revenue

Tax revenue is forecast to be $4.68 billion in 2008-09, an increase of $35.5 million from the 2007-08 forecast.

•	Sales Tax revenue is forecast to increase $43.3 million in 2008-09. The main factor for the increase is an expected 5.9 per cent increase in the PST component, in line with expected growth in the taxable consumption base. This is partially offset by the full-year impact of eliminating the PST on used vehicles that have previously had tax paid in Saskatchewan.

•	Corporation Capital Tax (CCT) revenue is forecast to increase $26.8 million in 2008-09. Strong growth in the value of resource sales is projected to result in higher Resource Surcharge revenue despite rate reductions that occur in 2008. This increase is partially offset by lower general capital tax revenue as the result of the elimination of the general CCT, except for Crown corporations and financial institutions, on paid-up capital.

Budget 2008-09/Budget Summary	29

•	Corporation Income Tax (CIT) revenue is forecast to decrease $55.4 million in 2008-09. The forecast incorporates a 5.8 per cent increase in the corporate taxable income base for 2008-09. This growth results in an increase in cash payments for the current year, but a large decrease in prior-year reconciliation payments more than offsets the higher cash payments.

•	All other taxation revenue, including Fuel, Tobacco, Individual Income Tax and Other Taxes, is a combined $20.8 million higher in 2008-09.

Non-renewable Resource Revenue

Non-renewable resource revenue is forecast to be $1.91 billion in 2008-09, a reduction of $156.6 million from 2007-08. The decrease is a result of a large fall in revenue generated from the sale of Crown petroleum and natural gas rights and lower oil and gas royalties. Increased royalties from potash and other natural resources offset some of the declines.

•	Oil revenue for 2008-09 is forecast to be $1.05 billion, a decline of $98.1 million from 2007-08 despite a higher forecast for the value of oil production due to price and production increases. This decline is largely the result of an increase in the percentage of oil production receiving the lower fourth-tier royalty/tax rate. In 2008-09, 42 per cent of production is forecast to receive the lower rate, up from 36 per cent in 2007-08. The price forecast for West Texas Intermediate (WTI) oil is US$82.36 per barrel in 2008-09, up from US$80.41 in 2007-08.

•	Crown land sales are forecast to generate $192.5 million in 2008-09, down $226.4 million from the record amount of $418.9 million in 2007-08 as prices paid for Crown land return to more moderate levels.

•	Potash revenue in 2008-09 is forecast to be $352.6 million, an increase of $90.7 million from the current 2007-08 forecast. The current forecast includes a 16.6 per cent increase in the average price in 2008 and a further 4.4 per cent increase in 2009.

•	Natural gas revenue in 2008-09 is forecast to be virtually unchanged from the current 2007-08 forecast. The outlook includes a higher price forecast offset by lower production and a decrease in average royalty/tax rates.

•	All other non-renewable resources, including coal and uranium, are forecast to generate $189.2 million in 2008-09, an increase of $76.0 million from the current 2007-08 forecast.

30	Budget 2008-09/Budget Summary

Transfers from Crown Entities

Transfers from Crown Entities are forecast to be $968.4 million in 2008-09, an increase of $339.8 million from 2007-08, largely as the result of the CIC dividend transfer.

CIC will make a regular dividend payment of $185.0 million in 2008-09 and will also contribute a special dividend of $365.0 million. This special dividend, funded from proceeds related to the sale of NewGrade, is for government debt retirement, municipal road and highway infrastructure, and green initiatives.

The net income transfer from SLGA is also expected to increase in 2008-09, but the transfer from the Saskatchewan Gaming Corporation (SGC) will fall. On April 1, 2008, SGC will become a CIC Crown corporation. The GRF will now receive only 50 per cent of SGC net income, representing the amount required by the government for obligations under the current gaming agreements.

Other Own-Source Revenue

Other own-source revenue is expected to be $426.7 million in 2008-09, a $3.9 million decrease from 2007-08. The two largest components of this category, motor vehicle fees and interest earnings, show small increases, but these gains are more than offset by lower miscellaneous and casual revenue.

Transfers from the Government of Canada

Transfers from the Government of Canada are estimated to be $1.39 billion in 2008-09, a reduction of $243.5 million from 2007-08. The decrease is primarily the result of a $226.1 million reduction in Equalization as no entitlement is forecast for 2008-09.

Canada Health Transfer (CHT) and Canada Social Transfer (CST)

Federal transfers under the CHT and CST are estimated to be $1.15 billion in 2008-09. The $55.4 million increase over 2007-08 is entirely due to a higher CHT transfer, reflecting growth in the national allocation. As a result of changes to the CST program introduced in 2007-08, Saskatchewan’s CST transfer is unchanged in 2008-09.

Equalization

Saskatchewan received a $226.1 million Equalization payment in 2007-08 but will not receive Equalization in 2008-09.

Other Transfers from the Government of Canada

Other federal transfers are estimated to be $239.6 million in 2008-09, a decrease of $72.8 million from the current 2007-08 forecast. The decrease is largely due to the receipt of $104.0 million in funding in 2007-08 from four federal trusts and a child care payment.

The 2008-09 forecast includes federal contributions from all existing cost-sharing agreements, as well as new funding that is expected to begin in 2008-09 under the federal Building Canada Plan. The current forecast does not include the majority of new federal funding for Saskatchewan announced in the federal 2008 Budget. Updates to the federal transfers forecast will be provided in 2008-09 after federal legislation authorizing payments to the provinces is finalized.

Budget 2008-09/Budget Summary	31

Medium-Term Revenue Outlook

Total GRF revenue is forecast to grow from $9.37 billion in 2008-09 to $9.54 billion by 2011-12.

Over the current four-year forecast period, falling oil and natural gas revenue and lower revenue from Crown land sales limit overall GRF revenue growth. Strong tax revenue growth between 2008-09 and 2011-12 is dampened by lower resource revenue, leaving own-source revenue growth primarily dependent on Crown transfers and other own-source items. Over recent years, these revenue categories have experienced much lower rates of expansion than tax and resource revenue.

As a result, total revenue is forecast to decrease 0.9 per cent in 2009-10 and then increase by 1.0 per cent and 1.8 per cent in 2010-11 and 2011-12, respectively.

Taxation revenue, which grew at an average annual rate of 9.0 per cent over the previous four-year period, is projected to increase at an annual rate of 4.4 per cent over the current four-year period – outpacing average GDP growth of 3.9 per cent. Specifically, corporate and personal income tax revenues are forecast to increase at average annual rates of 5.1 per cent and 6.0 per cent, respectively. Sales Tax, which is comprised of the PST and Liquor Consumption Tax, is forecast to average 5.3 per cent growth per year.

By 2011-12, total taxation revenue is forecast to be $5.3 billion, up nearly $700 million over the forecast period.

Non-renewable resource revenue, which grew at an average annual rate of 11.9 per cent from 2004-05 to 2007-08, declines at an average annual rate of 4.2 per cent over the current four-year forecast period. This decline reduces total GRF revenue growth by 0.8 per cent per year, or 2.4 per cent in total by the end of the four-year period. Higher royalty revenue from potash and other resources is more than offset by lower revenue forecasts for oil, natural gas and Crown land sales.

The Ministry of Energy and Resources anticipates that oil revenue will fall between 2008-09 and 2011-12 as WTI oil prices fall to US$65.18 per barrel and the percentage of production receiving the lower fourth-tier royalty/tax rates continues to rise. Natural gas revenue is forecast to remain on a downward path primarily due to lower production forecasts.

32	Budget 2008-09/Budget Summary

FISCAL-YEAR NON-RENEWABLE RESOURCE FORECAST ASSUMPTIONS

		2008-09	2009-10	2010-11	2011-12
	WTI Oil Price (US$/bbl)	82.36	77.50	68.75	65.18
	Exchange Rate (US cents)	99.45	97.53	96.45	95.58
Oil	Production (million barrels)	156.6	159.1	157.3	151.8
	Fourth-tier Production (% of total)	42	45	47	48
	Crown Land Sales ($ millions)	192.5	144.4	108.3	101.0

	Fieldgate Price (C$/GJ)	6.55	6.77	7.02	7.10
Natural Gas	Production (billion cubic feet)	240.4	227.0	214.1	202.3
	Fourth-tier Production (% of total)	56	57	57	57

Potash	Price (C$/tonne)	335.28	348.48	356.73	363.30
	Production (million tonnes)	11.17	10.96	11.16	11.34

Transfers from Crown Entities decline over the forecast period as the result of a large CIC dividend in 2008-09. In 2009-10, the CIC dividend falls to $195.0 million, reflecting a regular dividend target of $185.0 million and a special dividend of $10.0 million for green initiatives. Growing SGC and SLGA net income over the forecast period leads to higher transfers from these Government entities.

Growth in other own-source revenue averages 1.4 per cent per year over the medium term.

Total transfers from the Government of Canada increase by approximately 1.9 per cent annually over the medium term. Saskatchewan’s CHT cash entitlement grows by 3.5 per cent per year, on average. The CST entitlement remains unchanged until 2011-12.

Over the medium term, other federal transfers average approximately $230 million per year. The forecast includes all existing federal-provincial cost-sharing agreements that are reasonably expected to continue. For new cost-shared federal-provincial infrastructure programs, the medium-term forecast makes use of federal notional funding allocations in 2009-10 and beyond. These forecasts will be adjusted in the coming months and years as contribution agreements are signed and projects are undertaken.

Budget 2008-09/Budget Summary	33

Improvements Since Mid-Year Outlook

The current medium-term GRF revenue forecast is significantly higher than the mid-year outlook. The 2008-09 forecast of $9.37 billion is $1.1 billion higher than projected at mid-year. In total, over the four years covered by the current forecast, GRF revenue is over $3.4 billion higher. The majority of this improvement comes from higher non-renewable resource and taxation revenue.

The forecast for non-renewable resource revenue, prepared by the Ministry of Energy and Resources, is $1.3 billion higher over the four-year period than at mid-year, primarily due to higher forecasts for oil and potash prices. At the time of the Mid-Year Report, oil prices had only recently surpassed US$80 per barrel.

The current medium-term forecast includes oil prices that are higher than assumed at mid-year and consistent with private sector forecasts for 2008 and 2009. Beyond 2009, oil prices are anticipated to moderate. The outlook for potash also includes a higher price forecast than at mid-year.

Tax revenue, which is largely dependent on the value of economic activity, is forecast to be $1.1 billion higher over the forecast period and reflects the latest provincial economic forecast. Corporate and individual income taxes show the largest increases since mid-year, but all tax revenue bases are higher in the current four-year forecast than at mid-year.

Nominal GDP is currently forecast to be $56.1 billion in 2008, up from $51.9 billion at mid-year, and is projected to reach $62.9 billion in 2011, up from $57.6 billion at mid-year. In total, upward revisions in the latest economic forecast have resulted in an extra $21 billion in GDP over the forecast period and contribute significantly to the large increase in tax revenue since the mid-year outlook.

The forecast for transfers from Crown Entities has increased by more than $500 million since mid-year. The increase reflects the transfer of $395 million from CIC related to the sale of NewGrade in 2007. The GRF will receive $365 million of this funding in 2008-09. Higher SLGA net income transfers and higher regular CIC dividend payments account for the remainder of the increase.

34	Budget 2008-09/Budget Summary

FISCAL-YEAR WTI OIL AND POTASH PRICE FORECASTS

		2008-09	2009-10	2010-11	2011-12
WTI Oil	2007-08 Mid-Year Forecast	75.50	67.25	65.18	65.90
(US$/barrel)	2008-09 Budget	82.36	77.50	68.75	65.18
	Increase	6.86	10.25	3.57	(0.72)

Potash	2007-08 Mid-Year Forecast	322.40	329.70	336.96	345.38
(C$/tonne)	2008-09 Budget	335.28	348.48	356.73	363.30
	Increase	12.88	18.78	19.78	17.93

Other own-source revenue increases since mid-year total almost $300 million. The improvement primarily reflects a higher forecast for interest earnings that is consistent with higher balances in the Growth and Financial Security Fund over the forecast period. In addition, the current forecast includes higher targets for other own-source miscellaneous and casual revenue, consistent with recent results.

Finally, projected transfers from the Government of Canada over the forecast period have increased almost $300 million since mid-year as the result of including new funding from the federal government under new federal-provincial cost-sharing programs for infrastructure and labour market initiatives.

2008-09 GRF Expense

Total GRF expense (operating expense plus debt servicing costs) is estimated to be $9.11 billion in 2008-09, an increase of $404.6 million from the current 2007-08 forecast, reflecting increased spending in priority areas, including health, education, and infrastructure.

GRF Operating Expense

GRF operating expense is forecast to be $8.57 billion in 2008-09, an increase of $399.6 million, or 4.9 per cent, from the current 2007-08 forecast.

GRF operating expense in 2008-09 will be allocated as follows:

•	Health, $3.75 billion, or 43.7 per cent;

•	Education, $1.19 billion, or 13.8 per cent;

Budget 2008-09/Budget Summary	35

•	Advanced Education, Employment and Labour, $761.0 million, or 8.9 per cent;

•	Social Services, $631.4 million, or 7.4 per cent;

•	Highways and Infrastructure, $372.1 million, or 4.3 per cent;

•	Agriculture, $302.8 million, or 3.5 per cent; and,

•	remaining departments and agencies, $1.57 billion, or 18.4 per cent.

Debt Servicing Costs

Debt servicing costs are estimated to be $535.0 million in 2008-09, an increase of $5.0 million from the current 2007-08 forecast of $530.0 million. The increase is mainly due to an expected rise in in-year borrowing costs. This is related to the forecast decrease in the cash balance in comparison to the March 31, 2007 amount.

36	Budget 2008-09/Budget Summary

Medium-Term Expense Outlook

Operating expense in 2008-09 is forecast to be $8.57 billion, including $8.37 billion in “base” funding and $200 million in one-time capital funding –$100 million for urgent health capital maintenance and $100 million for 11 new major school projects and infrastructure upgrades.

For the remainder of the medium term, operating expense growth is targeted at five per cent over the base in 2009-10, at four per cent in 2010-11 and at three per cent in 2011-12. By the end of the four years, operating expense is expected to reach $9.42 billion.

Annual debt servicing costs over the current forecast period represent less than six per cent of annual GRF revenue. The current interest-to-revenue ratio is comparable to what it was in 1985-86, and is well below the 1993-94 peak of 18.7 per cent.

Combining operating expense and debt servicing costs, over the medium term, GRF total expense is forecast to increase from $9.11 billion in 2008-09 to $9.97 billion in 2011-12.

Change from Mid-Year

The current medium-term GRF total expense forecast shows a reduced trajectory relative to the base case forecast done at 2007-08 mid-year.

It is important to note in making this comparison that the mid-year forecast did not include any adjustments for election campaign commitments. The current medium-term forecast does. Adjusting the 2008-09 Budget expense line reveals considerable progress relative to the mid-year forecast, prior to funding campaign commitments.

Budget 2008-09/Budget Summary	37

Four-year Financial Plan

In 2008-09, the GRF is balanced without a net transfer from the Growth and Financial Security Fund (GFSF) and there is a $250 million contribution to the Debt Retirement Fund via the GRF surplus of $250 million.

Although balanced budgets rely increasingly on larger GFSF transfers in the medium term, there are adequate resources to ensure compliance with The Growth and Financial Security Act.

GRF FOUR-YEAR FINANCIAL PLAN

(Millions of Dollars)	2008-09	2009-10	2010-11	2011-12
Revenue	$9,001.5	$9,268.6	$9,359.7	$9,531.9
Special CIC Dividend	365.0	10.0	10.0	10.0

Total Revenue	9,366.5	9,278.6	9,369.7	9,541.9

Base Operating Expense	8,371.5	8,790.0	9,141.6	9,415.8
One-time Capital	200.0	--	--	--

Operating Expense	8,571.5	8,790.0	9,141.6	9,415.8

Operating Surplus	795.0	488.6	228.1	126.1
Debt Servicing Costs	535.0	540.0	545.0	550.0

Pre-transfer Surplus	260.0	(51.4)	(316.9)	(423.9)

Transfer to GFSF	(130.0)	--	--	--
Transfer from GFSF	120.0	51.4	316.9	423.9

Net Transfer from (to) GFSF	(10.0)	51.4	316.9	423.9

GRF Balance	$250.0	$0.0	$0.0	$0.0

38	Budget 2008-09/Budget Summary

2007-08 GENERAL REVENUE FUND UPDATE

2007-08 GRF UPDATE

The current – 3rd Quarter – 2007-08 General Revenue Fund (GRF) forecast represents a pre-transfer improvement of $1.17 billion relative to the 2007-08 Budget Estimate. This forecast improvement is composed of a $1.53 billion increase in revenue, a $382.1 million increase in operating expense and a decrease of $30.0 million in government debt servicing costs.

The $346.7 million GRF surplus forecast is $271.7 million higher than the $75.0 million surplus estimated in the 2007-08 Budget. This increase reflects the pre-transfer improvement of $1.17 billion being reduced by the $856.6 million improvement in the budgeted transfer from the Fiscal Stabilization Fund (FSF) and the removal of the budgeted $45.5 million transfer from the Saskatchewan Infrastructure Fund (SIF).

The $1.53 billion increase in the 2007-08 revenue forecast is mainly due to increases of:

•	$538.6 million, or 13.1 per cent, in tax revenue primarily due to higher corporate and individual income tax revenue;

•	$548.1 million, or 36.2 per cent, in non-renewable resource revenue due entirely to higher oil revenue as the result of higher prices and record Crown land sales;

•	$88.7 million, or 9.1 per cent, in all other own-source revenue categories mainly due to higher interest earnings, SLGA net income, and other miscellaneous and casual revenue increases; and,

•	$350.5 million, or 27.4 per cent, in federal transfers due to the receipt of a $226.1 million Equalization payment and $104.0 million in federal funding via four trust funds and a payment for child-care initiatives.

GRF 2007-08 FINANCIAL FORECASTS

(Millions of Dollars)	Budget Estimate	1st Quarter	Mid-Year	3rd Quarter	Change from Budget
Revenue	$7,869.3	$8,259.7	$9,108.2	$9,395.2	$1,525.9
Operating Expense	7,789.7	7,895.7	8,036.2	8,171.8	382.1

Operating Surplus	79.6	364.0	1,072.0	1,223.4	1,143.8
Debt Servicing Costs	560.0	552.0	545.0	530.0	(30.0)

Pre-Transfer Balance	(480.4)	(188.0)	527.0	693.4	1,173.8
FSF Transfer to/(from) GRF	509.9	349.9	(263.5)	(346.7)	(856.6)
SIF Transfer to/(from) GRF	45.5	75.5	--	--	(45.5)

GRF Budget Balance	$75.0	$237.4	$263.5	$346.7	$271.7

Budget 2008-09/Budget Summary	39

The $382.1 million increase in the 2007-08 operating expense forecast is mainly due to increases of:

•	$93.6 million, or 2.7 per cent, in Health, primarily to establish a nursing recruitment fund, undertake an evaluation of processes focused on improving quality and achieving efficiencies in the delivery of patient services, improve workplace safety and work toward patient wait time guarantees;

•	$52.2 million, or 38.4 per cent, in Teachers’ Pensions and Benefits, primarily due to actuarial information and expected utilization and rate changes;

•	$44.9 million, or 5.5 per cent, in the non-pension and benefit related component of Education, primarily for increases in the Education Property Tax Credit, child care funding, teachers’ salaries and major K-12 capital projects;

•	$43.2 million, or 16.5 per cent, in Corrections, Public Safety and Policing, primarily due to an increase in eligible claims under the Provincial Disaster Assistance Program, an increase in inmate bed space capacity, additional costs to sustain the SaskTel FleetNet System pending wind-down and costs related to flooding at Fishing and Waldsea lakes;

•	$23.8 million, or 69.2 per cent, in Energy and Resources, primarily due to funds received from EnCana pursuant to decommissioning and reclaiming the Lorado uranium mine site;

•	$21.2 million, or 18.1 per cent, in Tourism, Parks, Culture and Sport, primarily due to an increase in the Film Employment Tax Credit program, and funding for the Saskatchewan Arts Board, Western Development Museum and Community Initiatives Fund;

•	$18.4 million, or 5.3 per cent, in Highways and Infrastructure, primarily related to spring flooding and public safety repairs;

•	$18.1 million, or 60.5 per cent, in the Public Service Commission, primarily for one-time funding to settle claims for prior-years’ pension contributions and earnings of non-permanent employees, and the cost of a single-window human resources administration and payroll delivery system;

•	$17.9 million, or 30.9 per cent, in First Nations and Métis Relations, primarily due to higher-than-expected payments to the First Nations Trust and Community Development Corporations and one-time funding for the Primrose Lake economic development trust fund;

•	$14.5 million, or 4.8 per cent, in Agriculture, for loan loss provisions in the new short-term cattle and hog loan programs; and,

•	$11.5 million, or 1.7 per cent, in Advanced Education, Employment and Labour, primarily due to training facilities capital transfers under the Labour Market Partnership Agreement and funding for capital to support health professional training and InterVac.

The $30.0 million decrease in the government debt servicing forecast is largely due to reduced in-year borrowing requirements.

The FSF 2007-08 balance is forecast to be $1.23 billion. The SIF 2007-08 balance is forecast to be $105.1 million.

In accordance with The Growth and Financial Security Act, the balances of the FSF and the SIF will be transferred to the Growth and Financial Security Fund.

40	Budget 2008-09/Budget Summary

2008-09 REVENUE INITIATIVES

INTRODUCTION

The 2008-09 Budget includes a number of measures to reduce provincial taxes for Saskatchewan taxpayers and fulfill the commitments made by the Government in its Throne Speech on December 10, 2007.

This paper provides additional information on the taxation initiatives announced in the Budget. As this paper is only a summary of these initiatives, the reader is advised to contact the appropriate ministry or consult the amending legislation for more detailed information.

PROVINCIAL SALES TAX (PST) EXEMPTION FOR USED LIGHT VEHICLES

Effective November 8, 2007, the PST no longer applies to the purchase of eligible light vehicles on which the tax had been previously paid in full.

To be eligible for the tax exemption, PST must have been previously paid in full on the eligible vehicle. Where a vehicle is not previously tax-paid, the value of any eligible trade-in will continue to be deducted before the PST is applied and the vehicle will then be deemed to be fully tax-paid.

Eligible light vehicles include all cars, sport utility vehicles, light vans rated one-ton or less and light trucks rated one-ton or less. Some previously-owned vehicles may not be eligible for the tax exemption:

•	vehicles purchased from outside the province (other than settler’s effect - i.e. vehicles belonging to people who move to Saskatchewan);

•	vehicles imported by vehicle dealers for sale in Saskatchewan;

•	vehicles purchased from a status Indian or the federal government; and,

•	vehicles received as a gift from a non-resident donor.

People who paid PST on an eligible used light vehicle acquired on or after November 8, 2007 can apply to have the tax refunded by calling 1-800-667-6102 to request a refund application or by visiting the Ministry of Finance website.

POST-SECONDARY GRADUATE RETENTION PROGRAM –

The Government is introducing a refundable income tax credit, entitled the Graduate Retention Program (GRP), to rebate up to $20,000 of tuition fees paid by eligible graduates of Saskatchewan post-secondary institutions. Beginning January 1, 2008, this initiative replaces the previous Graduate Tax Exemption.

Eligible graduates will include individuals who successfully complete an approved program at a Saskatchewan post-secondary institution. Eligible programs must be at least six months in duration and must:

•	result in a certificate, diploma or undergraduate degree; or,

•	provide certification to journeypersons.

Eligibility will also be extended to selected programs at post-secondary institutions outside Saskatchewan. These programs will be determined by the Ministry of Advanced Education, Employment and Labour.

Budget 2008-09/Budget Summary	41

The tuition rebate will be based on actual tuition amounts paid by an individual, determined by using the T2202A tuition receipts that are issued by the post-secondary institutions. The maximum tuition rebate for each program of study that was completed is as follows:

•	graduates of certificate programs, including journeypersons, will be eligible for tuition rebates up to $3,000;

•	graduates of diploma programs will be eligible for tuition rebates up to $6,400;

•	graduates of three-year undergraduate degree programs will be eligible for tuition rebates up to $15,000; and,

•	graduates of four-year undergraduate degree programs will be eligible for tuition rebates up to $20,000.

To fully qualify for tuition rebate entitlements, graduates must remain in Saskatchewan for the seven years after graduation. Eligible graduates who opt to continue their post-secondary education in another certificate, diploma or undergraduate program will be eligible for additional tuition rebates. The total amount of tuition rebates any graduate can receive over the course of a lifetime is $20,000.

A graduate’s tuition rebate entitlement will be paid out through the provincial income tax system as a refundable income tax credit over a seven-year period, with 10 per cent of the entitlement paid out in each of the first four years after graduation and 20 per cent paid out in each of the next three years.

Program application and eligibility verification will be conducted by the Ministry of Advanced Education, Employment and Labour. The Ministry will accept applications for the new program from students and institutions, confirm that the individual graduated from an eligible program at an eligible institution, and issue a certificate confirming eligibility and the course of study completed.

Graduates will be required to attach this eligibility certificate and all applicable tuition receipts to their Saskatchewan income tax return. The Canada Revenue Agency (CRA) will then use the tuition receipts and eligibility certificate to establish the graduate’s total rebate entitlement. Based on this entitlement amount, the CRA will calculate the individual’s rebate payment for each taxation year during the seven-year entitlement period. Tax refunds will be made each year provided that the graduate files a Saskatchewan income tax return for each of those years.

All 2006 and 2007 graduates who were eligible under the previous Graduate Tax Exemption program will continue to benefit under that program for the 2007 taxation year. In addition, 2006 and 2007 graduates of programs that meet the GRP eligibility criteria will also receive benefits under the new program. These benefits will be based on a portion of tuition costs and the particular program of study that was completed. The maximum amounts of tuition that can be claimed by eligible 2006 and 2007 graduates will be as follows:

•	for certificate programs, including journeypersons, up to $3,000;

•	for diploma programs, up to $3,200; and,

•	for undergraduate degree programs, up to $5,000.

Tuition rebate benefits for 2008 and 2009 graduates will also be based on their course of study and a portion of their tuition costs. The maximum amounts of tuition that can be claimed by eligible 2008 and 2009 graduates will be as follows:

•	for certificate programs, including journeypersons, up to $3,000;

•	for diploma programs, up to $6,400; and,

•	for undergraduate degree programs, up to $10,000 for 2008 graduates and up to $15,000 for 2009 graduates.

42	Budget 2008-09/Budget Summary

The Graduate Retention Program will be fully implemented, and will provide full benefits, in 2010.

For further information on this initiative, please contact the Ministry of Advanced Education, Employment and Labour at 1-800-597-8278.

ACTIVE SASKATCHEWAN FAMILIES BENEFIT

The Government is introducing a refundable income tax credit to annually rebate up to $150 per child for cultural, recreational and sports activity fees for children aged 6 to 14. This initiative will take effect beginning in 2009.

The Ministry of Tourism, Parks, Culture and Sport is consulting with organizations involved in culture, sport and recreation in order to develop guidelines for defining eligible activities for the purposes of the Active Families Benefit. It is expected that these guidelines and a listing of the eligible activities will be completed by the fall of 2008.

Once determined, the approved listing of qualifying cultural, recreational and sport activities will be identified on a new provincial application form. This form will have to be completed and attached to the Saskatchewan income tax return beginning with the 2009 taxation year. Taxpayers will not be required to submit receipts with the income tax return but would be expected to retain them for verification purposes.

For further information on this initiative, please contact the Ministry of Tourism, Parks, Culture and Sport at 306-787-7757.

DISABILITY-RELATED TAX CREDITS

Saskatchewan’s personal income tax system currently offers tax reductions for individuals with severe and prolonged disabilities and for individuals who are supporting elderly or disabled relatives. For the 2008 taxation year, the following tax credits are being significantly enhanced:

•	The $4,095 Caregiver Tax Credit amount that can be claimed by an individual who provides in-home care for an adult infirm dependent relative, or a parent or grandparent aged 65 or older, is being doubled to $8,190. The tax credit amount is reduced by the amount that the dependant’s income exceeds $13,987.

•	The $4,095 Infirm Dependant Tax Credit amount that can be claimed by an individual who supports an adult infirm dependent relative is also being doubled to $8,190. The dependant may live in a separate residence. The tax credit amount is reduced by the amount that the dependant’s income exceeds $5,811.

•	The Disability Tax Credit amount that can be claimed by an individual with a severe and prolonged impairment in physical or mental functions is being increased from $7,021 to $8,190. This amount is transferable to a supporting relative.

•	The $4,095 Supplement to the Disability Tax Credit amount that can be claimed by eligible individuals who are under the age of 18 is being doubled to $8,190. The supplement amount is reduced if any child care or attendant care expenses in excess of $2,399 were claimed by a parent in respect of the eligible child. This amount may also be transferred to a supporting relative.

For further information on these enhancements to the disability-related tax credit amounts, please contact the Ministry of Finance at 1-800-667-6102.

Budget 2008-09/Budget Summary	43

MINERAL EXPLORATION TAX CREDIT

The Saskatchewan Mineral Exploration Tax Credit was originally introduced for the 2000 taxation year, as part of an effort by the federal government and several provinces to encourage investors to purchase flow-through shares of Canadian mineral exploration companies. The federal and Saskatchewan tax credits were allowed to expire as of December 31, 2005. The federal government subsequently reintroduced its tax credit in 2006, and has recently extended it to March 31, 2009.

The Government is reinstating the 10 per cent Saskatchewan Mineral Exploration Tax Credit for flow-through share agreements entered into after March 31, 2008. The Saskatchewan tax credit will once again parallel the federal credit for investments made by Saskatchewan taxpayers in support of Saskatchewan mineral exploration activity.

For further information on this initiative, please contact the Ministry of Energy and Resources at 306-787-2188.

OTHER MEASURES

Corporation Capital Tax

The general Corporation Capital Tax is being eliminated as of July 1, 2008. The Corporation Capital Tax continues to apply to financial institutions. For financial institutions with aggregate taxable paid-up capital, including all associated corporations, in excess of $1.0 billion, the tax rate is 3.25 per cent. For financial institutions below this threshold, the tax rate is 0.7 per cent.

The Government is increasing the threshold for small financial institutions to $1.5 billion to encourage them to continue to expand and provide quality financial services within the province. This increase will apply for corporation fiscal years ending on or after October 31, 2008.

Research and Development Tax Credit

The Government has committed to improving its support of research and development (R&D) in Saskatchewan. Saskatchewan currently offers a Corporation Income Tax credit equal to 15 per cent of qualifying R&D expenditures that are incurred in Saskatchewan. Qualifying expenditures parallel the federal tax credit.

In October 2007, the federal government initiated public consultations and an examination of the federal tax incentives for R&D. In its 2008 Budget, the federal government announced changes to its incentives to further encourage private sector R&D activity in Canada.

The Government is committed to the enhancement of its support for research and development in the province. Saskatchewan will therefore examine ways to improve the effectiveness of the provincial incentive, including its interaction with the federal R&D incentives.

Entrepreneur Exemption

The Government had proposed to create a new income tax exemption in respect of self-employment income in order to assist young entrepreneurs to start new businesses in Saskatchewan. However, the federal government has refused to administer such a measure as part of the provincial income tax system.

The Government continues to be committed to encouraging growth in Saskatchewan’s entrepreneurial attitude, particularly among the province’s youth. It will therefore be asking Enterprise Saskatchewan to examine other options to assist entrepreneurs in Saskatchewan.

44	Budget 2008-09/Budget Summary

Business Tax Reductions

The Government is committed to maintaining the competitiveness of Saskatchewan’s business taxes. Effective July 1, 2008, the following business tax reductions will occur:

•	the general Corporation Capital Tax will be eliminated for all corporations other than provincial Crown corporations and financial institutions;

•	the Corporation Capital Tax Resource Surcharge rates will be reduced from 3.1 per cent (the general rate) and 1.75 per cent (the special rate for fourth tier oil and gas) to 3.0 per cent and 1.7 per cent, respectively;

•	the general Corporation Income Tax rate will be reduced from 13 per cent to 12 per cent; and,

•	the income threshold for the current 4.5 per cent small business Corporation Income Tax rate will rise from $450,000 to $500,000.

For further information on each of these initiatives, please contact the Ministry of Finance at 1-800-667-6102.

Budget 2008-09/Budget Summary	45

SASKATCHEWAN’S TAX EXPENDITURES

INTRODUCTION

Although the primary purpose of taxation is to raise revenue, governments also attain some of their social and economic goals by reducing the taxes paid by certain taxpayers. These reductions are commonly called “tax expenditures” and include such measures as exemptions, deductions, tax credits, preferential tax rates or deferrals. Each provides special or preferential treatment to certain taxpayers or to certain types of activity. Taken together, they provide assistance to a variety of individuals and businesses, including families, farmers, senior citizens and small businesses.

While tax expenditures are usually absorbed in the overall revenue estimates and are not presented in the same way as direct spending programs, they reduce the amount of revenue generated by a government and they affect a government’s fiscal position in the same way as direct expenditures.

THE RATIONALE FOR TAX EXPENDITURES

Tax expenditures can achieve a number of objectives, such as enhancing the fairness of the tax system or promoting certain types of economic activity. In pursuing these objectives, some tax expenditures have become fundamental elements of the tax system.

Saskatchewan’s sales tax does not apply to certain basic items such as food, residential natural gas, residential electricity, children’s clothing and reading materials, thereby reducing the taxes paid by families consuming these basic items. This treatment is in contrast to the federal Goods and Services Tax (GST) and the sales taxes of provinces that have harmonized their sales taxes with the GST, since those taxes apply to a much broader range of goods and services purchased by families.

In recognition of the importance of agriculture to Saskatchewan, the Province’s Fuel Tax exemption provides tax-free treatment to farm-use diesel fuel, through a fuel-colouring program, and a partial exemption of farm-use gasoline when purchased in bulk.

Saskatchewan’s personal income tax system applies provincial marginal tax rates directly to taxable income as defined for federal income tax purposes. As a result, deductions that contribute to the federal determination of taxable income, such as the deduction for Registered Retirement Savings Plan contributions, also affect Saskatchewan income tax revenue. The impacts of several of these deductions are estimated in this paper.

In addition, Saskatchewan’s personal income tax system has distinct provincial non-refundable tax credits that recognize the personal circumstances of the taxpayer, including family-based credits, disability credits and educational credits. This paper also provides estimates of the revenue impacts of several of these provincial non-refundable tax credits.

To improve the distribution of corporate taxes, Saskatchewan levies a lower income tax rate on small businesses and a special corporate income tax rate on manufacturing and processing (M&P) profits that can be as low as 10 per cent, depending upon the

46	Budget 2008-09/Budget Summary

level of a corporation’s business activity in Saskatchewan. Saskatchewan also provides a refundable Investment Tax Credit (ITC) to assist M&P companies that invest in qualifying new or used M&P assets for use in Saskatchewan.

ASSOCIATED COSTS

While tax expenditures serve important social and economic objectives, the introduction of any tax expenditure results in associated costs. These costs take several forms.

•	First, there is the cost of forgone revenue. Tax expenditures result in the reduction of revenue collected and have a significant impact on a government’s financial position.

•	Second, tax expenditures may add to the complexity of the tax system, leading to increased administrative effort by both taxpayers and governments.

•	Third, tax expenditures may create distortions in consumer and other economic behaviour. For example, the exemption for restaurant meals and snack foods provides preferential treatment for this category of consumer expenditure.

•	Finally, tax expenditures may create increased compliance costs for both businesses and consumers.

GOVERNMENT OF CANADA TAX EXPENDITURES

The federal government produces a detailed presentation on tax expenditures that are part of the federal tax system. The 2007 estimates of federal tax expenditures include projections to the year 2009 as well as historical data.

Since Saskatchewan’s personal and corporate income taxes are based upon the federal definition of taxable income, many of the federal tax expenditures have an impact on Saskatchewan’s revenue. Readers interested in examining the federal government’s presentation of tax expenditures are invited to contact the Finance Canada Distribution Centre in Ottawa or visit the website www.fin.gc.ca (and click on “Publications”).

2008 SASKATCHEWAN TAX EXPENDITURES

In November 2007, eligible used light vehicles became exempt from the Provincial Sales Tax (PST). To be eligible for the sales tax exemption, the PST must have been previously paid in full on the vehicle.

The 2008 Budget announces enhancements to the provincial disability-related tax credits, including the Disability Tax Credit, the Supplement to the Disability Tax Credit, the Caregiver Tax Credit and the Infirm Dependant Tax Credit, effective for the 2008 taxation year. Details of these enhancements are presented elsewhere in this document.

Other tax changes in the 2008 Budget include:

•	Effective for eligible flow-through share agreements entered into after March 31, 2008, the Mineral Exploration Tax Credit will be reintroduced at the previous rate of 10 per cent to parallel the federal Mineral Exploration Tax Credit; and,

•	Effective for corporation fiscal years ending on or after October 31, 2008, the Corporation Capital Tax (CCT) small financial institutions threshold will be increased to $1.5 billion.

Budget 2008-09/Budget Summary	47

A number of previously announced tax measures will also take effect in 2008:

•	Effective for the 2008 taxation year, Saskatchewan’s personal income tax system, including Saskatchewan’s family tax credits and income tax brackets, is indexed to the national rate of inflation of 1.9 per cent; and,

•	Effective July 1, 2008, a number of business tax reductions will apply:

~	the general CCT will be eliminated for all corporations other than provincial Crown corporations and financial institutions;

~	the general Corporation Income Tax (CIT) rate will be reduced from 13 per cent to 12 per cent;

~	the CCT Resource Surcharge rates will be reduced from 3.1 per cent (the general rate) and 1.75 per cent (the special rate for fourth tier oil and gas) to 3.0 per cent and 1.7 per cent, respectively; and,

~	the income threshold for the current 4.5 per cent small business CIT rate will rise from $450,000 to $500,000.

The following table provides estimates of the major tax expenditures of the Government of Saskatchewan in 2008, calculated using tax collection data and Statistics Canada data.

48	Budget 2008-09/Budget Summary

2008 Government of Saskatchewan
Tax Expenditure Accounts
 (Value of Tax Expenditures in Millions of Dollars)

Sales Tax

Exemptions
1.	Children’s clothing and footwear	$6.6
2.	Prescription drugs	28.7
3.	Electricity	35.1
4.	Farm machinery and repair parts	46.3
5.	Fertilizer, pesticide and seed	82.7
6.	Food
	- Restaurant meals and snack foods	48.2
	- Basic groceries	95.6
7.	Natural gas	28.2
8.	Reading materials	8.7
9.	Services
	- Construction	292.4
	- Other	26.1
10.	Used goods - exemption amounts	0.6
11.	Light used vehicles	39.8
12.	Direct agents	15.9
13.	Eligible energy efficient appliances, furnaces and boilers	1.9
14.	Toll-free telephone services	0.2
15.	Municipal fire trucks	0.1
16.	Mineral exploration equipment	0.1

Fuel Tax

1.	Exemption for farm activity	$110.1
2.	Exemption for heating fuels	17.8
3.	Exemption for primary producers	2.1

Personal Income Tax

Deductions from Income
1.	Registered Pension Plan contributions	$60.2
2.	Registered Retirement Savings Plan contributions	144.8
3.	Annual union, professional or like dues	13.2
4.	Child care expenses	7.6
5.	Moving expenses	1.8
6.	Carrying charges	7.3
7.	Allowable employment expenses	10.9
8.	$500,000 capital gains deduction	24.3

Budget 2008-09/Budget Summary	49

Saskatchewan Non-refundable Tax Credits
1.	Basic personal tax credit	$562.9
2.	Spousal tax credit	27.5
3.	Equivalent-to-spouse tax credit	17.8
4.	Age tax credit	42.7
5.	Supplement to the age tax credit	15.2
6.	Dependent child tax credit	46.0
7.	Canada Pension Plan contributions tax credit	58.0
8.	Employment Insurance premiums tax credit	21.4
9.	Pension income tax credit	12.7
10.	Tuition and education tax credit	34.0
11.	Student loan interest tax credit	1.8
12.	Disability tax credit	11.4
13.	Caregiver tax credit	2.1
14.	Medical expenses tax credit	27.5
15.	Charitable contributions tax credit	31.4

Other Saskatchewan Tax Measures
1.	Saskatchewan Sales Tax Credit	$34.0
2.	Labour-sponosred Venture Capital Tax Credit	8.4
3.	Mineral Exploration Tax Credit	2.0
4.	Employees’ Tool Tax Credit	2.5
5.	Political Contributions Tax Credit	0.7

Corporation Income Tax

1.	Lower tax rate for small business	$131.8
2.	Royalty Tax Rebate	5.0
3.	Manufacturing and Processing Profits Tax Reduction	14.0
4.	Investment Tax Credit for Manufacturing and Processing	25.0
5.	Research and Development Tax Credit	12.0

Corporation Capital Tax

1.	General exemption of up to $20,000,000	$2.1
2.	Exemption for co-operatives, credit unions, family farm
	corporations and insurance companies	3.0

50	Budget 2008-09/Budget Summary

2008 INTERCITY COMPARISON OF TAXES,
UTILITIES AND HOUSING

A number of factors contribute to the quality of life enjoyed by individuals and families in Saskatchewan and across Canada. For example, access to excellent health care, education and social services is a key part of the overall quality of life.

Other important factors that affect quality of life are:

•	the level of taxation;

•	the cost of utilities and auto insurance; and,

•	household costs for rent and mortgages.

Calculating the combined cost of provincial taxes, utilities and housing is a reliable way to compare the attractiveness of living in different parts of Canada.

For the purposes of such a comparison, the total cost of such taxes, utilities and housing for representative families living in Saskatoon, Saskatchewan’s largest city, has been compared with the costs those families would face in other major cities across the country.

These costs associated with the following family characteristics and income levels have been calculated to provide a representative comparison:

•	a single person, living in rental accommodation, with an annual income of $25,000;

•	a family of two adults and two dependent children, owning its own home, with an annual family income of $50,000; and,

•	a family of two adults and two dependent children, owning its own home, with an annual family income of $75,000.

The income of the two families is assumed to be earned by both spouses, with one earning 60 per cent and the other earning 40 per cent of total family income.

The results of this survey show that Saskatoon compares favourably with other cities in Canada, having the second lowest combined taxes and utility costs of the 10 cities surveyed for a single person with an income of $25,000; the lowest combined taxes and utility costs for the $50,000 family; and the second lowest combined taxes and utility costs for the $75,000 representative family.

In previous years, Saskatoon consistently ranked as the lowest for combined taxes, utilities and housing costs of the 10 cities surveyed for each of the representative families. However, 2007 witnessed record home price increases in Saskatoon, reflective of Saskatchewan’s thriving economy. Higher home prices were the single factor responsible for Saskatoon’s higher cost ranking in this comparison.

The combined effect of Saskatchewan’s relatively low five per cent Provincial Sales Tax (PST) rate and the PST’s broad list of personal exemptions means that Saskatchewan families pay the lowest provincial sales tax in Canada. Alberta, which has no sales tax, levies health care premiums 1 that approximate the sales tax paid in Saskatchewan by average families.

[1]	Alberta announced in its 2008-09 Throne Speech the intention to eliminate health care premiums by 2012. No specific changes have been announced for the 2008 taxation year.

Budget 2008-09/Budget Summary	51

Saskatchewan individuals and families pay total provincial taxes that are very competitive with those paid in other Canadian cities. For 2007, these representative profiles will pay the following total provincial taxes in Saskatoon:

•	A single person earning $25,000 will pay $1,938 in total provincial taxes, the fifth lowest tax level in Canada;

•	A two-income family earning $50,000 will pay $3,273 in total provincial taxes, the third lowest tax level in Canada; and,

•	A two-income family earning $75,000 will pay $6,238 in total provincial taxes, the third lowest tax level in Canada.

All of these factors combine to make Saskatoon compare very favourably with other Canadian cities when considering the living costs facing individuals and families.

2008 Intercity Comparison of Taxes, Utilities and Housing Single Person At $25,000 Total Income
	Vancouver	Calgary	Saskatoon	Winnipeg	Toronto	Montréal	Saint John	Halifax	Charlotte- town	St. John’s
Provincial Taxes and Health Premiums
Provincial
Income Tax	$692	$734	$1,601	$1,686	$897	$1,643	$1,529	$1,386	$1,548	$1,387
Tax Credits and
Rebates	0	0	(107)	(425)	(142)	(597)	0	0	0	0
Health Premiums	389	528	0	0	300	0	0	0	0	0
Retail Sales Tax	433	0	294	530	577	820	931	931	754	981
Gasoline Tax	205	90	150	115	147	167	107	155	140	165

Total Provincial
Taxes and Health
Premiums	$1,719	$1,352	$1,938	$1,906	$1,779	$2,033	$2,567	$2,472	$2,442	$2,533

Household Utility Costs
Electricity	$333	$707	$611	$342	$605	$390	$596	$613	$757	$590
Telephone	302	280	258	289	265	265	265	301	295	264
Auto Insurance	1,546	1,888	814	995	3,529	1,468	1,532	2,181	1,621	2,591

Total Household
Utility Costs	$2,181	$2,875	$1,683	$1,626	$4,399	$2,123	$2,393	$3,095	$2,673	$3,445

Total Taxes
and Utilities	$3,900	$4,227	$3,621	$3,532	$6,178	$4,156	$4,960	$5,567	$5,115	$5,978

Housing Costs
Rent	$10,152	$10,764	$6,768	$6,936	$10,800	$6,972	$5,916	$7,908	$6,288	$6,540

Total of Taxes,
Utilities and
Housing	$14,052	$14,991	$10,389	$10,468	$16,978	$11,128	$10,876	$13,475	$11,403	$12,518

52	Budget 2008-09/Budget Summary

2008 Intercity Comparison of Taxes, Utilities and Housing Single Person At $50,000 Total Income
	Vancouver	Calgary	Saskatoon	Winnipeg	Toronto	Montréal	Saint John	Halifax	Charlotte- town	St. John’s
Provincial Taxes and Health Premiums
Provincial
Income Tax	$1,015	$1,201	$2,258	$2,465	$909	$1,213	$2,754	$2,534	$2,802	$2,518
Tax Credits and
Rebates	0	0	0	(400)	0	0	0	0	0	0
Health Premiums	1,296	1,056	0	0	300	0	0	0	0	0
Retail Sales Tax	1,057	0	715	1,248	1,375	1,888	2,018	2,018	1,782	2,135
Gasoline Tax	410	180	300	230	294	334	214	310	280	330

Total Provincial
Taxes and Health
Premiums	$3,778	$2,437	$3,273	$3,543	$2,878	$3,435	$4,986	$4,862	$4,864	$4,983

Household Utility Costs
Home Heating	$1,453	$1,166	$1,206	$1,427	$1,488	$1,827	$1,961	$1,723	$2,282	$2,318
Energy Rebate	0	(147)	0	0	0	0	0	0	0	0
Electricity	554	1,116	940	545	952	575	913	983	1,132	899
Telephone	302	280	258	289	265	265	265	301	295	264
Auto Insurance	1,546	1,888	814	995	3,529	1,468	1,532	2,181	1,621	2,591

Total Household
Utility Costs	$3,855	$4,303	$3,218	$3,256	$6,234	$4,135	$4,671	$5,188	$5,330	$6,072

Total Taxes
and Utilities	$7,633	$6,740	$6,491	$6,799	$9,112	$7,570	$9,657	$10,050	$10,194	$11,055

Housing Costs
Mortgage Costs	$26,232	$18,139	$11,277	$7,868	$16,204	$9,418	$7,255	$7,601	$5,758	$5,899
Property Taxes	3,088	1,939	2,275	3,225	3,513	3,131	2,200	2,142	2,600	1,333
Property Tax Credit	(570)	0	(153)	0	0	0	0	0	0	0

Total Housing
Costs	$28,750	$20,078	$13,399	$11,093	$19,717	$12,549	$9,455	$9,743	$8,358	$7,232

Total of Taxes,
Utilities and
Housing	$36,383	$26,818	$19,890	$17,892	$28,829	$20,119	$19,112	$19,793	$18,552	$18,287

Budget 2008-09/Budget Summary	53

2008 Intercity Comparison of Taxes, Utilities and Housing Single Person At $75,000 Total Income
	Vancouver	Calgary	Saskatoon	Winnipeg	Toronto	Montréal	Saint John	Halifax	Charlotte- town	St. John’s
Provincial Taxes and Health Premiums
Provincial
Income Tax	$2,900	$3,509	$4,949	$5,489	$3,306	$5,782	$5,667	$5,515	$5,616	$5,319
Tax Credits and
Rebates	0	0	0	(400)	0	0	0	0	0	0
Health Premiums	1,296	1,056	0	0	750	0	0	0	0	0
Retail Sales Tax	1,465	0	989	1,728	1,904	2,617	2,783	2,783	2,461	2,946
Gasoline Tax	410	180	300	230	294	334	214	310	280	330

Total Provincial
Taxes and Health
Premiums	$6,071	$4,745	$6,238	$7,047	$6,254	$8,733	$8,664	$8,608	$8,357	$8,595

Household Utility Costs
Home Heating	$1,453	$1,166	$1,206	$1,427	$1,488	$1,827	$1,961	$1,723	$2,282	$2,318
Energy Rebate	0	(147)	0	0	0	0	0	0	0	0
Electricity	554	1,116	940	545	952	575	913	983	1,132	899
Telephone	302	280	258	289	265	265	265	301	295	264
Auto Insurance	1,546	1,888	814	995	3,529	1,468	1,532	2,181	1,621	2,591

Total Household
Utility Costs	$3,855	$4,303	$3,218	$3,256	$6,234	$4,135	$4,671	$5,188	$5,330	$6,072

Total Taxes
and Utilities	$9,926	$9,048	$9,456	$10,303	$12,488	$12,868	$13,335	$13,796	$13,687	$14,667

Housing Costs
Mortgage Costs	$26,232	$18,139	$11,277	$7,868	$16,204	$9,418	$7,255	$7,601	$5,758	$5,899
Property Taxes	3,088	1,939	2,275	3,225	3,513	3,131	2,200	2,142	2,600	1,333
Property Tax Credit	(570)	0	(153)	0	0	0	0	0	0	0

Total Housing
Costs	$28,750	$20,078	$13,399	$11,093	$19,717	$12,549	$9,455	$9,743	$8,358	$7,232

Total of Taxes,
Utilities and
Housing	$38,676	$29,126	$22,855	$21,396	$32,205	$25,417	$22,790	$23,539	$22,045	$21,899

54	Budget 2008-09/Budget Summary

TAXES, UTILITIES AND HOUSING – NOTES

Tax estimates are calculated for the 2008 calendar year using known changes as of February 15, 2008. Household charges for the bundle of basic utility services (electricity, home heating, telephone and auto insurance) represent a cost comparison of the actual ‘known’ utility rates for the 2007 calendar year. This methodology has been chosen due to the uncertainty of attempting to forecast utility rates for the coming year. The utility figures exclude federal GST, provincial sales tax and municipal taxes and surcharges.

Provincial Income Tax is calculated for an individual with $25,000 and two families with $50,000 and $75,000 income respectively. It is assumed that family income is earned by both spouses at a 60 per cent to 40 per cent ratio and that the families each claim $3,000 in child care expenses for two dependent children (ages 6 and 12). Personal non-refundable credits include the CPP/QPP and EI contribution credits. Gross Québec Personal Income Tax has been reduced by the Québec Child Care Expense Tax Credit and by the 16.5 per cent abatement from federal income tax.

Tax Credits and Rebates are refundable provincial income tax credits and rebates designed to reduce the impact of retail sales tax, rental payments and property taxes (property tax rebate plans administered through provincial income tax systems).

Health Premiums are annual premiums for hospital insurance and medical services.

Retail Sales Tax is based upon average family expenditure baskets at the total income levels from the Survey of Family Expenditures in 2004 (Statistics Canada). The sales tax base in each province was identified from the enacting legislation, with total expenditures adjusted to reflect Saskatchewan consumption patterns. Provincial retail sales taxes were then estimated based on taxable expenditures in each province.

Gasoline Tax is based on annual consumption of 1,000 litres by a single person, and 2,000 litres for each of the families.

Rent is based on average one-bedroom apartment rents for each metropolitan area, from the Canada Mortgage and Housing Corporation’s Rental Market Report, October 2007.

Mortgage Costs are based on average home prices for a detached bungalow, from the Royal LePage Third Quarter 2007 Survey of Canadian House Prices, with one-half of the home price being financed over 25 years at a one-year closed mortgage rate of 6.0 per cent.

Property Taxes are based on the average estimated taxes for a detached bungalow, from the Royal LePage Third Quarter 2007 Survey of Canadian House Prices. All provincial, municipal, education and library property taxes are included in the property taxes figures. The property tax credit line refers to property tax credit programs administered by municipalities on property tax notices.

Home Heating charges are based on an annual consumption level of 3,200 m3 of natural gas. For Charlottetown and St. John’s, the figures represent the BTU equivalent consumption of fuel oil.

Electricity charges are based on an annual consumption level of 4,584 kWh for the renter and 8,100 kWh for the homeowners.

Telephone charges are the basic service rates for individual residences.

Auto Insurance is based on a composite index developed by SGI modelled after the index developed by the Consumers’ Association of Canada. The index is based on the actual insurance rates quoted for what the driver would pay in each jurisdiction if they had the same car, same coverage, same claims history and driving record at a consistent point in time. The Consumers’ Association of Canada developed 34 profiles used to create this index. The impact of “Good Driver” discounts/rebates have been factored in for all applicable jurisdictions.

Budget 2008-09/Budget Summary	55

2008-09 BORROWING AND DEBT

GENERAL REVENUE FUND DEBT

The General Revenue Fund (GRF) borrows for government and Crown corporations.

Public Debt as reported in the Province’s financial statements is comprised of:

•	Gross Debt - the amount of money owed to lenders; less

•	Sinking Funds – the amount of money which has been set aside for the repayment of debt.

Total Debt, or public debt plus guaranteed debt, is used by most members of the financial community when analyzing creditworthiness.

•	Guaranteed Debt – the debt of Crown corporations and others that the Province has promised to repay if they are unable to do so.

Total debt is discussed in this budget paper.

Crown corporations are responsible for the principal and interest payments on their debt. Crown corporation debt is incurred in the normal course of business, primarily for investment in infrastructure and business development initiatives which provide revenue streams to service the debt.

Total debt is forecast to decrease by $451.1 million during 2007-08 and increase by $106.0 million in 2008-09.

Government total debt is forecast to decrease by $406.5 million during 2007-08 and $207.2 million in 2008-09.

Crown corporation total debt is forecast to drop by $44.6 million during 2007-08 and then increase by $313.2 million during 2008-09, due primarily to increases for the utility Crown corporations.

56	Budget 2008-09/Budget Summary

TOTAL DEBT OF THE GENERAL REVENUE FUND As at March 31
(Millions of Dollars)	Estimated 2009	Forecast 2008	Actual 2007
Crown Corporation Debt
Gross Debt	$4,204.7	$3,875.5	$3,909.3
Sinking Funds	(378.5)	(362.6)	(352.2)

Public Debt	$3,826.2	$3,512.9	$3,557.1
Guaranteed Debt	0.4	0.5	0.9

Crown Corporation Total Debt	$3,826.6	$3,513.4	$3,558.0

Government Debt
Gross Debt	$7,660.9	$7,812.1	$8,148.0
Sinking Funds	(1,041.5)	(981.5)	(903.1)

Public Debt	$6,619.4	$6,830.6	$7,244.9
Guaranteed Debt	45.3	41.3	33.5

Government Total Debt	$6,664.7	$6,871.9	$7,278.4

Total Debt	$10,491.3	$10,385.3	$10,836.4

Budget 2008-09/Budget Summary	57

GENERAL REVENUE FUND BORROWING

The Province borrows through the sale of securities in capital markets and through the sale of savings bonds to Saskatchewan residents.

The Province’s 2008-09 borrowing requirements are estimated to be $910.9 million, compared to forecast requirements of $774.0 million in 2007-08.

Borrowing requirements for government in 2008-09, estimated to be $376.0 million (2007-08 forecast: $343.7 million), are to assist with refinancing maturing debt ($413.6 million).

Borrowing requirements for Crown corporations in 2008-09 are estimated to be $534.9 million (2007-08 forecast: $430.3 million).

58	Budget 2008-09/Budget Summary

Reconciliation of Surplus and Change
in Government Total Debt

The amount by which government total debt will change may be higher or lower than the surplus reported under the accrual basis of accounting.

The difference between the surplus and the amount by which government total debt will change is reconciled by:

1.	Adjusting the surplus to a cash basis to recognize the amount and timing of non-cash revenues and expenditures to determine the cash provided from operations;

2.	Adjusting for cash required for capital acquisitions;

3.	Adding other cash sources or subtracting other cash requirements to recognize the amount of cash inflows and outflows from loan, investment and other activities to determine the cash available to reduce debt;

4.	Adding changes in sinking funds which will be used to repay government debt; and,

5.	Adding the change in government guaranteed debt.

	Estimated 2008-09	Forecast 2007-08
	($ Millions)
Surplus (on Accrual Accounting Basis)	$250.0	$346.7

1. Adjustment to Cash Basis	65.9	52.2

Cash Provided by Operations	$315.9	$398.9

2. Capital Acquisitions	(364.6)	(323.0)

3. Other Cash Sources	199.9	260.1

Cash Available to Reduce Debt	$151.2	$336.0

4. Change in Sinking Funds	60.0	78.4

5. Change in Guaranteed Debt	(4.0)	(7.9)

Decrease in Government Total Debt	$207.2	$406.5

Budget 2008-09/Budget Summary	59

COST OF SERVICING GOVERNMENT DEBT

In addition to interest payments, debt servicing costs include all charges related to the Province’s debt, such as the amortization of premiums, discounts, commissions; and gains or losses on foreign currency debt that result from a change in the value of the Canadian dollar.

The 2008-09 debt servicing cost estimates are based on 4.5 per cent short-term and 6.0 per cent long-term interest rates. An exchange rate of $0.9978 U.S. per $1.00 Canadian has been used to convert U.S. dollar denominated debt as at March 31, 2008 and March 31, 2009.

A one percentage point increase in interest rates for a full year from levels assumed in the Budget would increase the estimated cost of servicing government debt in 2008-09 by approximately $9.8 million.

A one cent change in the value of the Canadian dollar compared to the U.S. dollar from the level assumed in the Budget would change the estimated cost in 2008-09 of servicing government debt by approximately $0.3 million.

COST OF SERVICING DEBT
(Millions of Dollars)	Estimated 2008-09	Forecast 2007-08
Crown Corporation Debt	$251.0	$263.3
Government Debt	535.0	530.0

Total Cost of Servicing Gross Debt	$786.0	$793.3

SUMMARY STATEMENT OF DEBT

GRF debt includes all debt borrowed or guaranteed by the GRF for either government purposes or the purposes of certain Crown corporations. Some Crown corporations and other organizations have additional obligations to other entities, either by borrowing directly or by guaranteeing the debt of others. The GRF is not responsible for this other debt.

The Summary Statement of Debt on page 83 calculates the total debt of government entities by listing both the GRF debt and the debt to other entities.

SUMMARY STATEMENT OF DEBT As at March 31
(Millions of Dollars)	Estimated 2009	Forecast 2008	Actual 2007
GRF Total Debt for Crown Corporations	$3,826.6	$3,513.4	$3,558.0
GRF Total Debt for Government	6,664.7	6,871.9	7,278.4

GRF Total Debt	$10,491.3	$10,385.3	$10,836.4
Other Debt	225.7	249.1	260.8

Summary Statement of Debt	$10,717.0	$10,634.4	$11,097.2

60	Budget 2008-09/Budget Summary

GROWTH AND FINANCIAL SECURITY FUND

The Growth and Financial Security Fund (GFSF) will be established with the assent of The Growth and Financial Security Act, introduced on December 13, 2007.

The purpose of the GFSF is two-fold:

•	to assist in the achievement of the Government of Saskatchewan’s long-term objectives by providing for financial security of the Government of Saskatchewan from year to year; and,

•	to provide a source of funds that are to be available for appropriation to be used for programs of the Government of Saskatchewan identified as promoting or enhancing the economic development of Saskatchewan.

On the coming into force of the Act, the balances from the Saskatchewan Infrastructure Fund (SIF) and the Fiscal Stabilization Fund (FSF), as they existed the day before, will be transferred to the GFSF.

The current estimate of the initial transfers from the SIF and the FSF is $1.3 billion:

$105.1 million + $1,234.2 million = $1,339.3 million

Subsequently, transfers to the GFSF will represent either:

•	50 per cent of any pre-transfer surplus for any fiscal year (required); or

•	subject to the approval of Treasury Board, the amount of significant, unexpected revenues received for the fiscal year, as determined by the minister (special transfer).

Transfers out of the GFSF may be made by the minister, subject to the approval of Treasury Board, with the objective of achieving the aforementioned two-fold purpose.

Balances in the GFSF are invested in short- and medium-term marketable securities.

GROWTH AND FINANCIAL SECURITY FUND TRANSACTIONS
(Millions of Dollars)	2008-09	2009-10	2010-11	2011-12
Transfer from SIF	$105.1
Transfer from FSF	1,234.2

Opening Balance	$1,339.3	$1,349.3	$1,297.9	$981.0

Plus Transfers to the GFSF from the GRF
(50% of Pre-Transfer Surplus)	130.0	--	--	--
Minus Transfers from the GFSF to the GRF
(to provide financial security)	(120.0)	(51.4)	(316.9)	(423.9)

Net Transfers to/(from) the GFSF from/(to) the GRF	$10.0	$(51.4)	$(316.9)	$(423.9)

Closing Balance	$1,349.3	$1,297.9	$981.0	$557.1

Budget 2008-09/Budget Summary	61

DEBT RETIREMENT FUND

The Debt Retirement Fund (DRF) will be established with the assent of The Growth and Financial Security Act, introduced on December 13, 2007.

The DRF is an accounting of the surpluses of the GRF that are allocated to the fund on or after April 1, 2008.

The purpose of the DRF is to assist in achieving the long-term objective of the Government of Saskatchewan in eliminating the debt.

Allocations to the DRF represent either:

•	50 per cent of any pre-transfer surplus for any fiscal year (required); or

•	a transfer made out of the GFSF by the minister, subject to the approval of Treasury Board, for the purpose of assisting in the long-term objective of eliminating the debt.

DEBT RETIREMENT FUND FORECAST
(Millions of Dollars)	2008-09	2009-10	2010-11	2011-12
2008-09 Surplus Forecast	$250.0	$--	$--	$--
2009-10 Surplus Forecast	--	0.0	--	--
2010-11 Surplus Forecast	--	--	0.0	--
2011-12 Surplus Forecast	--	--	--	0.0

Cumulative Total	$250.0	$250.0	$250.0	$250.0

62	Budget 2008-09/Budget Summary

READY FOR GROWTH INITIATIVE:
CAPITAL AND INFRASTRUCTURE PLAN

ONE BILLION DOLLAR INFRASTRUCTURE INITIATIVE

The 2008-09 Budget introduces a significant new capital investment program to ensure the province is ready for growth. This year, the government will introduce a new $1 Billion Infrastructure Initiative; the largest capital investment in the province’s history.

The initiative will bring together resources allowing government to refocus its capital efforts on long-term economic and social investments, as well as position the province to lever federal infrastructure dollars in the future.

The investments will flow as industry capacity permits, however, the monies to support this investment have been set aside. The plan includes base capital funding of almost $600 million in 2008-09 plus an incremental investment of $400 million.

The 2008-09 capital and infrastructure plan will be enriched by an additional $235 million as follows:

•	$35 million for Highways; bringing the total investment in 2008-09 from the proceeds of the NewGrade Upgrader sale to $70 million;

•	$100 million for health facilities primarily to address urgent capital maintenance issues; and,

•	$100 million for major school capital projects and infrastructure upgrades.

In 2009-10, Highways will receive an additional $70 million associated with the commitment to allocate the proceeds from the NewGrade Upgrader sale to municipal roads and highways. An additional $100 million will be allocated in subsequent years as industry capacity permits.

Budget 2008-09/Budget Summary	63

OVERVIEW OF THE 2008-09 CAPITAL AND INFRASTRUCTURE PLAN

In 2008-09, Saskatchewan will provide $829.1 million in capital and infrastructure funding throughout the province. This level of investment is an increase of $294.3 million or 55.1 per cent over the 2007-08 capital budget, and is double the capital expenditures of just four years ago.

Over the past few years, capital and infrastructure investments have increased as additional resources became available. Enhancing this level of investment is necessary to sustain Saskatchewan’s economic expansion, to meet the needs of a growing population, and to avoid the experience of other jurisdictions where there was strong growth over a short period of time. Establishing a solid infrastructure framework will ensure that Saskatchewan is well positioned to support its future economic and social needs. In 2008-09, enhanced infrastructure support is provided for a variety of provincial capital needs, including the previously mentioned highways, health and education as well as municipal infrastructure, post-secondary education, government buildings and community cultural and recreation facilities.

PROVINCIAL CAPITAL AND INFRASTRUCTURE EXPENDITURE SUMMARY
(Millions of Dollars)	2007-08 Budget	2007-08 Forecast	2008-09 Budget	2009-10 Plan
Government-Owned	$297.6	$323.0	$364.5	$390.1
Third Party Capital	237.2	284.3	464.6	330.4

Total Capital	$534.8	$607.3	$829.1	$720.5

64	Budget 2008-09/Budget Summary

HEALTH

In 2008-09, $100.0 million in new funding is being provided to address urgent health facility maintenance and repair needs across the system.

In addition to this major reinvestment in health infrastructure, funding will also be provided for the following:

•	$31.9 million to continue regional health facility projects and major upgrades already underway (Regina General Hospital Maternal and Newborn Care, Humboldt Integrated Facility, Saskatoon Mental Health, Oliver Lodge Long-Term Care Facility in Saskatoon, and renovations at St. Paul’s Hospital in Saskatoon to accommodate the province’s fifth MRI machine);

•	$29.9 million for medical equipment, including diagnostic imaging equipment and patient lifts to improve workplace safety for health care providers and patients; and,

•	$29.3 million to continue work on the new Saskatchewan Disease Control Laboratory, and purchase information technology and laboratory equipment.

EDUCATION

Education’s 2008-09 Capital Budget is $118.3 million and includes:

•	$100.0 million in new funding for 11 new K-12 school projects and infrastructure upgrades, allowing new major school projects to proceed in Saskatoon, Regina, Prince Albert, Oxbow, Porcupine Plain, Duck Lake, La Ronge, Maple Creek, Balcarres and Humboldt, and prior year projects in progress in Norquay, Naicam, Yorkton, and Gravelbourg to be completed;

•	$12.4 million for maintenance and renovation projects (under $500,000) across the provincial K-12 system;

•	$5.2 million to support enhanced capital planning, including undertaking building condition audits in every school division; and,

•	$0.7 million for the maintenance of existing child care facility infrastructure.

This injection of new capital funding will enable the Ministry of Education to approve the detailed design for new major capital projects for the first time since 2003-04. The Ministry will address the most critical health and safety projects requested, undertake a province-wide assessment of school infrastructure, and provide school divisions with facilities management software to support long-range capital planning.

HIGHWAYS

In 2008-09, $238.0 million is provided to the Ministry of Highways and Infrastructure for government-owned capital. An additional $170.0 million will be provided in subsequent years for additional highway projects. In 2008-09, funding is provided for the following:

•	$137.5 million for new construction and enhancing the provincial highway infrastructure;

•	$88.2 million for rehabilitation projects; and

•	$12.3 million for equipment and buildings.

2008-09 CAPITAL AND INFRASTRUCTURE INVESTMENTS BY MAJOR AREA

In 2008-09, 29 per cent of the provincial capital and infrastructure plan will be dedicated to improving the provincial highway system, 23 per cent towards new health facilities and upgrades to existing facilities and 14 per cent towards new and renovated schools throughout the province.

Budget 2008-09/Budget Summary	65

Other major capital projects include:

•	$101.7 million in provincial and federal funding for municipal infrastructure, including $10.0 million for the Rural Municipal Primary Weight Corridors Program, and $5.0 million for Municipal Resource Roads;

•	$45.8 million for post-secondary capital projects;

•	$37.4 million for cultural and recreation facilities;

•	$53.0 million for government facilities and equipment, including the Regina Provincial Correctional Centre, the Saskatchewan Disease Control Laboratory and courthouse security;

•	$27.1 million for renewal of the provincial forest fire fleet and fire operations;

•	$11.3 million for the provincial emergency telecommunications system; and,

•	$5.8 million for Parks capital expenditures.

66	Budget 2008-09/Budget Summary

CAPITAL AND INFRASTRUCTURE PLAN
(Thousands of Dollars)	2007-08 Forecast	2008-09 Budget	2009-10 Plan
Highways
Government-Owned Capital
Highway Enhancement	$142,388	$137,524	$191,840
Highways Rehabilitation	56,364	88,188	87,188
Equipment, Buildings, Improvements	10,281	12,299	12,905

Total Highways	$209,033	$238,011	$291,933

Health
Government-Owned Capital
Office and Lab Equipment	$525	$1,641
Provincial Laboratory	16,450	27,675	$6,000
Other	1,000

Third Party Capital
Health Facilities - Life, Safety and Emergency Repairs		100,000
Regina General Hospital - Maternal and Newborn Care	5,000	8,000	7,000
Humboldt Integrated Health Care Facility	6,900	9,100	2,062
Maidstone Integrated Health Care Facility	400
Moosomin Integrated Facility	6,800
Preeceville Integrated Facility	2,400
Saskatoon Mental Health	2,500	3,550
Oliver Lodge Long-Term Care Facility	5,000	8,000	4,716
Health Facilities - Life, Safety, Planning	11,322	2,881	10,222
RHA Equipment Capital	11,900	10,400	3,200
Medical Equipment	22,000	19,500	24,000
St. Paul’s Hospital Renovations (5th MRI)		400
Laundry Facilities	2,450
Ambulatory Surgery Centre			6,000
Maternal-Child Facility (Saskatoon)	1,000
Other	100

Total Health	$95,747	$191,147	$63,200

K-12 Schools
Third Party Capital
K-12 Major Capital and Infrastructure Upgrades	$28,013	$100,000	$25,176
K-12 Block Funding - Renovation and Capital Planning	5,650	17,622	12,367
Early Learning Child Care	7,750	675	2,500

Total K-12 Schools	$41,413	$118,297	$40,043

Budget 2008-09/Budget Summary	67

CAPITAL AND INFRASTRUCTURE PLAN (continued)
(Thousands of Dollars)	2007-08 Forecast	2008-09 Budget	2009-10 Plan
Municipal Infrastructure
Third Party Capital
Building Canada Fund		$5,000	$32,908
Saskatchewan Infrastructure Growth Initiative		2,400	5,578
Gas Tax Program	$32,364	31,950	58,648
Municipal Rural Infrastructure Fund	36,678	25,679	11,005
Urban Development Agreements	1,582	2,081	570
Transit Vehicles for the Disabled	275	275	275
Federal Public Transit Funds	510
Rural Revenue Sharing - Rural Municipal Roads	5,750	6,151	6,582
Rural Municipal Primary Weight Corridors Program	5,000	10,000	10,000
Municipal Resource Roads Program	5,000	5,000	10,000
Canada-Saskatchewan Infrastructure Program	15,630	2,767
Urban Connectors		10,400	19,000

Total Municipal Infrastructure	$102,789	$101,703	$154,566

Post-secondary Institutions
Government-Owned Capital
SIAST - Kelsey Ontario Avenue Acquisition	$4,800	$3,200

Third Party Capital
Universities Sustaining Capital		18,930	$19,365
Federated Colleges Sustaining Capital		422	432
SIAST Sustaining Capital	2,070	2,215	2,266
Regional Colleges Sustaining Capital	805	861	881
Principle and Interest Costs for Universities	2,925	3,474	3,708
Nursing Capacity Expansion	6,189	6,834	4,439
SIAST Kelsey Ontario Avenue Expansion	2,000	4,000
University of Saskatchewan - INTERVAC		5,907	7,807
University of Saskatchewan -
Academic Health Sciences Centre			37,000
Health Professional Training Expansions	2,400
College and Training Seat Expansions	2,770

Total Post-Secondary Institutions	$23,959	$45,843	$75,898

Government Equipment
Government-Owned Capital
Central Vehicle Agency Vehicles and Equipment	$20,448	$20,713	$21,334
Provincial Radio Telecommunications System	3,500	11,349	18,273
Forest Fire Fleet Renewal	10,108	24,897	27,462
SIAST Palliser - Emergency Power Plant	800	1,600

Total Government Equipment	$34,856	$58,559	$67,069

68	Budget 2008-09/Budget Summary

CAPITAL AND INFRASTRUCTURE PLAN (continued)
(Thousands of Dollars)	2007-08 Forecast	2008-09 Budget	2009-10 Plan
Government Facilities
Government-Owned Capital
Walter Scott Building Renovation	$3,750	$3,250	$3,250
Weyburn Courthouse - Elevator Installation	575	1,500
Courthouse Design	500
Regina Provincial Correctional Centre (Phase 1)	31,014	6,372
Regina Provincial Correctional Centre Kitchen Renovation		1,200
Saskatoon Provincial Correctional Centre	1,965	2,120
Fire Towers and Fire Operations	2,129	2,217	2,130
Saskatoon Courts Capital/Planning		1,800
Meadow Lake and La Ronge Courthouse Planning	600	700
Park Facilities	4,920	5,784	6,472
Water Infrastructure Rehabilitation	2,662	2,689	2,716
Ministry Small Capital Projects	5,559	2,566	2,080
Courthouse Security Screening	3,400

Total Government Facilities	$57,074	$30,198	$16,648

Community Facilities
Third Party Capital
Community Cultural and Recreation Facilities -
Building Communities	$40,522	$37,391

Total Community Facilities	$40,522	$37,391

Information Technology
Government-Owned Capital
Ministry Information Technology Capital	$1,917	$7,956	$11,164

Total Information Technology	$1,917	$7,956	$11,164

TOTAL CAPITAL	$607,310	$829,105	$720,521

Budget 2008-09/Budget Summary	69

70	Budget 2008-09/Budget Summary

SASKATCHEWAN PROVINCIAL BUDGET

08-09

GENERAL REVENUE FUND (GRF)
BUDGET DETAILS

GENERAL REVENUE FUND

Statement of Operations and Accumulated Deficit

	(thousands of dollars)
	Estimated 2008-09	Forecast 2007-08	Estimated 2007-08
Revenue	$9,366,500	$9,395,200	$7,869,300
Operating Expense	8,571,468	8,171,838	7,789,730

Operating Surplus	$795,032	$1,223,362	$79,570
Debt Servicing	(535,000)	(530,000)	(560,000)

Pre-Transfer Surplus (Deficit)	$260,032	$693,362	$(480,430)
Transfer (to) Growth and Financial Security Fund	(130,016)	--	--
Transfer from Growth and Financial Security Fund	119,984	--	--
Transfer from (to) Fiscal Stabilization Fund	--	(346,681)	509,872
Transfer from (to) Saskatchewan Infrastructure Fund	--	--	45,558

Surplus for the Year	$250,000	$346,681	$75,000
Accumulated Deficit, Beginning of Year	(3,654,545)	(4,001,226)	(4,001,226)

Accumulated Deficit, End of Year	$(3,404,545)	$(3,654,545)	$(3,926,226)

GENERAL REVENUE FUND

Statement of Change in Net Debt

	(thousands of dollars)
	Estimated 2008-09	Forecast 2007-08	Estimated 2007-08
Annual Surplus	$250,000	$346,681	$75,000
Acquisition of Capital Assets	(364,551)	(322,993)	(297,643)
Amortization of Capital Assets	151,114	143,996	151,155

(Increase) Decrease in Net Debt from Operations	$36,563	$167,684	$(71,488)
Net Debt, Beginning of Year	(6,277,985)	(6,445,669)	(6,445,669)

Net Debt, End of Year	$(6,241,422)	$(6,277,985)	$(6,517,157)

72	Budget 2008-09/Budget Summary

GENERAL REVENUE FUND

Statement of Cash Flow

	(thousands of dollars)
	Estimated 2008-09	Forecast 2007-08	Estimated 2007-08
Operating Activities

Surplus for the Year	$250,000	$346,681	$75,000
Add Non-cash Items:
Amortization of Foreign Exchange Loss	(972)	(972)	3,204
Amortization of Capital Assets	151,114	143,996	151,155
Loss on Loans and Investments	1,621	5,791	517
Net Change in Non-cash Operating Activities	(39,839)	(60,135)	(93,413)
Earnings Retained in Sinking Funds	(46,023)	(36,500)	(50,939)

Cash Provided by (used for) Operating Activities	$315,901	$398,861	$85,524

Capital Activities

Acquisition of Capital Assets	$(364,551)	$(322,993)	$(297,643)

Cash Provided by (used for) Capital Activities	$(364,551)	$(322,993)	$(297,643)

Lending and Investing Activities

Receipts	$485,749	$580,790	$572,735
Disbursements	(692,829)	(635,593)	(908,294)

Cash Provided by (used for) Lending and Investing Activities	$(207,080)	$(54,803)	$(335,559)

Financing Activities

Borrowing	$910,869	$774,029	$1,286,456
Debt Repayment	(732,851)	(1,102,269)	(872,178)

Cash Provided by (used for) Financing Activities	$178,018	$(328,240)	$414,278

(Decrease) Increase in Cash [1]	$(77,712)	$(307,175)	$(133,400)

[1]	Cash also includes temporary, short-term (less than 30 days) investments.

Budget 2008-09/Budget Summary	73

GENERAL REVENUE FUND

Schedule of Revenue

	(thousands of dollars)
	Estimated 2008-09	Forecast 2007-08	Estimated 2007-08
Taxes
Corporation Capital	$444,100	$417,300	$430,700
Corporation Income	616,500	671,900	460,000
Fuel	413,300	401,300	380,300
Individual Income	1,932,000	1,931,600	1,685,000
Sales	979,800	936,500	874,500
Tobacco	183,800	183,800	178,300
Other	109,500	101,100	96,100

Taxes	$4,679,000	$4,643,500	$4,104,900

Non-Renewable Resources
Crown Land Sales	$192,500	$418,900	$115,000
Natural Gas	118,000	116,800	189,900
Oil	1,054,600	1,152,700	780,500
Potash	352,600	261,900	324,800
Other	189,200	113,200	105,200

Non-Renewable Resources	$1,906,900	$2,063,500	$1,515,400

Transfers from Crown Entities
Crown Investments Corporation of Saskatchewan	$185,000	$200,000	$200,000
- Special Dividend	365,000	--	--
Saskatchewan Liquor and Gaming Authority	383,600	376,400	350,700
Other Enterprises and Funds	34,800	52,200	46,100

Transfers from Crown Entities	$968,400	$628,600	$596,800

Other Revenue
Fines, Forfeits and Penalties	$10,200	$10,200	$10,200
Interest, Premium, Discount and Exchange	92,400	89,400	75,300
Motor Vehicle Fees	141,500	139,400	134,900
Other Licences and Permits	34,700	33,800	34,600
Sales, Services and Service Fees	91,100	94,500	84,600
Transfers from Other Governments	16,800	15,900	17,100
Other	40,000	47,400	17,000

Other Revenue	$426,700	$430,600	$373,700

Own-Source Revenue	$7,981,000	$7,766,200	$6,590,800

Transfers from the Government of Canada
Canada Health Transfer	$810,900	$755,500	$760,700
Canada Social Transfer	335,000	335,000	337,900
Equalization Payments	--	226,100	--
Other	239,600	312,400	179,900

Transfers from the Government of Canada	$1,385,500	$1,629,000	$1,278,500

Revenue	$9,366,500	$9,395,200	$7,869,300

74	Budget 2008-09/Budget Summary

GENERAL REVENUE FUND

Schedule of Expense

	(thousands of dollars)
	Estimated 2008-09	Forecast 2007-08	Estimated 2007-08
Executive Branch of Government

Advanced Education, Employment and Labour	$761,014	$697,117	$685,666
Agriculture	302,805	315,475	300,981
Corrections, Public Safety and Policing	291,878	304,987	261,836
Education	992,231	853,723	808,865
- Teachers’ Pensions and Benefits	194,083	187,975	135,783
Energy and Resources	38,551	58,112	34,349
Enterprise and Innovation	60,131	54,967	52,589
Environment	186,167	177,586	172,467
Executive Council	8,716	13,395	9,302
Finance	44,256	42,529	42,469
- Public Service Pensions and Benefits [1]	254,278	246,409	243,860
First Nations and Métis Relations	70,336	75,595	57,732
Government Services	13,450	11,648	11,848
Health	3,745,333	3,538,817	3,445,239
Highways and Infrastructure	372,090	365,660	347,309
Information Technology Office	5,401	5,246	4,999
Intergovernmental Affairs	3,538	2,832	2,832
Justice and Attorney General [2]	129,542	128,894	125,116
Municipal Affairs	240,808	230,626	232,171
Office of the Provincial Secretary	4,153	3,685	3,485
Public Service Commission	36,621	47,900	29,850
Saskatchewan Research Council	12,082	8,992	8,992
Social Services	631,446	618,030	621,715
Tourism, Parks, Culture and Sport	136,858	138,533	117,293

Legislative Branch of Government

Chief Electoral Officer	1,071	10,857	1,174
Children’s Advocate	1,531	1,661	1,450
Conflict of Interest Commissioner	151	138	138
Information and Privacy Commissioner	822	675	675
Legislative Assembly	22,931	21,329	21,105
Ombudsman	2,068	1,940	1,935
Provincial Auditor	7,126	6,505	6,505

Operating Expense	$8,571,468	$8,171,838	$7,789,730
Debt Servicing	535,000	530,000	560,000

Expense	$9,106,468	$8,701,838	$8,349,730

[1]	Includes public service pension expenses related to all branches of government (executive, legislative and judicial).
[2]	Includes expenses for the judicial branch of government.

Budget 2008-09/Budget Summary	75

GENERAL REVENUE FUND

Schedule of Debt
As at March 31

	(thousands of dollars)
	Estimated Gross Debt 2009	Estimated Sinking Funds 2009	Estimated Debt 2009	Forecast Debt 2008	Estimated Debt 2008
Crown Corporation Debt

Agricultural Credit Corporation
of Saskatchewan	$5,000	$--	$5,000	$2,000	$--
Information Services Corporation
of Saskatchewan	13,547	--	13,547	13,547	21,047
Investment Saskatchewan Inc.	--	--	--	3,919	3,919
Municipal Financing
Corporation of Saskatchewan	63,730	(751)	62,979	25,768	21,307
Saskatchewan Crop
Insurance Corporation	51,600	(27,924)	23,676	73,342	81,050
Saskatchewan Housing
Corporation	52,004	(18,666)	33,338	34,411	33,383
Saskatchewan Opportunities
Corporation	58,300	--	58,300	37,100	44,700
Saskatchewan Power
Corporation	2,618,488	(219,078)	2,399,410	2,258,638	2,481,509
Saskatchewan Telecommunications
Holding Corporation	484,700	(63,338)	421,362	290,105	435,332
Saskatchewan
Water Corporation	53,921	(1,143)	52,778	41,379	36,830
SaskEnergy Incorporated	803,419	(47,654)	755,765	732,706	660,137

Crown Corporation Debt	$4,204,709	$(378,554)	$3,826,155	$3,512,915	$3,819,214
Government Debt	7,660,923	(1,041,557)	6,619,366	6,830,564	7,270,250

Debt	$11,865,632	$(1,420,111)	$10,445,521	$10,343,479	$11,089,464
Guaranteed Debt	45,735	--	45,735	41,810	39,196

Debt Plus Guaranteed Debt	$11,911,367	$(1,420,111)	$10,491,256	$10,385,289	$11,128,660

Crown Corporation Purpose	$4,205,126	$(378,554)	$3,826,572	$3,513,384	$3,820,038
Government Purpose	7,706,241	(1,041,557)	6,664,684	6,871,905	7,308,622

Debt Plus Guaranteed Debt	$11,911,367	$(1,420,111)	$10,491,256	$10,385,289	$11,128,660

76	Budget 2008-09/Budget Summary

GENERAL REVENUE FUND

Schedule of Borrowing Requirements

	(thousands of dollars)
	Estimated 2008-09	Forecast 2007-08	Estimated 2007-08
Borrowing for Crown Corporations

Agricultural Credit Corporation of Saskatchewan	$3,000	$2,000	$--
Municipal Financing Corporation of Saskatchewan	37,500	8,900	--
Saskatchewan Crop Insurance Corporation	1,600	--	--
Saskatchewan Opportunities Corporation	26,000	19,100	26,700
Saskatchewan Power Corporation	243,000	250,000	475,100
Saskatchewan Telecommunications Holding Corporation	158,100	--	146,400
Saskatchewan Water Corporation	12,600	8,300	4,800
SaskEnergy Incorporated	53,100	141,991	70,200

Borrowing for Crown Corporations	$534,900	$430,291	$723,200
Borrowing for Government	375,969	343,738	563,256

Borrowing Requirements	$910,869	$774,029	$1,286,456

Budget 2008-09/Budget Summary	77

GENERAL REVENUE FUND

Schedule of Guaranteed Debt
As at March 31

	(thousands of dollars)
	Estimated 2009	Forecast 2008	Estimated 2008
Guaranteed Debt for Crown Corporations

The Power Corporation Act
Saskatchewan Power Savings Bonds
Series I to Series VII (matured)	$17	$19	$19
The Saskatchewan Development Fund Act
Guaranteed Investments	300	350	678
The Saskatchewan Telecommunications Act
TeleBonds (matured)	100	100	127

Guaranteed Debt for Crown Corporations	$417	$469	$824

Other Guaranteed Debt

The Economic and Co-operative Development Act
Vanguard Inc.	$1,250	$1,250	$1,250
The Farm Financial Stability Act
Breeder Associations Loan Guarantees	21,000	20,000	18,417
Feeder Associations Loan Guarantees	16,000	15,000	14,778
Feedlot Construction Loan Guarantees	4,000	3,000	2,749
Individual Feedlot Loan Guarantees	2,000	2,000	75
Enhanced Feeder Loan Guarantees	1,000	--	1,000
The Housing and Special Care Homes Act
Senior Citizens’ Housing	26	29	29
The NewGrade Energy Inc. Act
NewGrade Energy Inc.	--	--	23
The Student Assistance and Student Aid Fund Act	42	62	51

Other Guaranteed Debt	$45,318	$41,341	$38,372

Guaranteed Debt	$45,735	$41,810	$39,196

78	Budget 2008-09/Budget Summary

SASKATCHEWAN PROVINCIAL BUDGET

08-09

SUMMARY FINANCIAL
BUDGET DETAILS

GOVERNMENT OF SASKATCHEWAN

Summary Statement of Surplus

	(millions of dollars)
	Estimated 2008-09	Forecast 2007-08	Estimated 2007-08
Treasury Board Organizations [1]
General Revenue Fund (GRF)	$250.0	$346.7	$75.0
Growth and Financial Security Fund [2,3]	10.0	346.7	(555.4)
Agricultural Credit Corporation of Saskatchewan	2.8	3.0	2.9
Community Initiatives Fund	3.3	2.9	0.5
Liquor and Gaming Authority	383.6	376.4	350.7
Regional Colleges	(2.8)	2.3	(2.2)
Regional Health Authorities	139.9	46.8	(0.1)
Saskatchewan Agricultural Stabilization Fund	(5.6)	(1.3)	0.3
Saskatchewan Cancer Agency	(1.4)	(2.7)	(3.3)
Saskatchewan Communications Network Corporation	--	(0.4)	--
Saskatchewan Gaming Corporation [4]	--	40.9	32.5
Saskatchewan Health Information Network	9.8	23.0	23.4
Saskatchewan Housing Corporation	--	--	--
Saskatchewan Institute of Applied Science and Technology	0.1	(2.9)	(0.4)
Saskatchewan Research Council	--	0.8	0.5
Saskatchewan Student Aid Fund	(15.7)	4.3	(6.5)
Saskatchewan Watershed Authority	(10.1)	6.1	(2.1)
Other Organizations	3.5	14.6	8.2
Interagency Accounting Adjustments	(45.3)	169.6	72.1
Adjustment to account for pension costs on an accrual basis	(281.4)	(309.7)	(380.0)

	$440.7	$1,067.1	$(383.9)
Dividends included in GRF surplus	(383.6)	(417.3)	(383.3)

Surplus (Deficit) of Treasury Board Organizations	$57.1	$649.8	$(767.2)

CIC Board Organizations [5]
Crown Investments Corporation (non-consolidated) [6]	$(30.3)	$355.8	$(40.2)
Information Services Corporation	14.2	23.0	7.5
Investment Saskatchewan Inc.	46.2	11.5	27.8
SaskEnergy Incorporated	63.4	88.1	69.1
Saskatchewan Gaming Corporation [4]	17.6	--	--
Saskatchewan Government Insurance	38.6	35.1	37.8
Saskatchewan Opportunities Corporation	3.2	3.6	4.4
Saskatchewan Power Corporation	131.0	138.0	135.0
Saskatchewan Telecommunications Holding Corporation	75.8	84.1	61.4
Saskatchewan Transportation Company	(0.8)	(0.4)	(0.5)
Saskatchewan Water Corporation	(0.3)	(0.5)	(0.4)
Other	(0.8)	(0.7)	0.2

	$357.8	$737.6	$302.1
Dividends included in GRF surplus	(550.0)	(200.0)	(200.0)

Retained Surplus of CIC Board Organizations	$(192.2)	$537.6	$102.1

Surplus (Deficit) Prior to
Not-for-Profit Insurance Organizations	$(135.1)	$1,187.4	$(665.1)

80	Budget 2008-09/Budget Summary

GOVERNMENT OF SASKATCHEWAN

Summary Statement of Surplus

	(millions of dollars)
	Estimated 2008-09	Forecast 2007-08	Estimated 2007-08
Surplus (Deficit) Prior to
Not-for-Profit Insurance Organizations	$(135.1)	$1,187.4	$(665.1)

Not-for-Profit Insurance Organizations [7]

Saskatchewan Auto Fund [8]	$(51.1)	$(67.3)	$(57.9)
Saskatchewan Crop Insurance Corporation	(20.9)	40.1	(14.8)
Crop Reinsurance Fund of Saskatchewan	47.5	42.6	34.8
Workers’ Compensation Board (Saskatchewan)	36.9	130.0	1.7

Surplus (Deficit) of Not-for-Profit Insurance Organizations	$12.4	$145.4	$(36.2)

Surplus (Deficit)	$(122.7)	$1,332.8	$(701.3)
Accumulated Deficit, Beginning of Year	(1,750.3)	(3,083.1)	(3,083.1)

Accumulated Deficit, End of Year	$(1,873.0)	$(1,750.3)	$(3,784.4)

[1]	The budgets of these organizations are subject to Treasury Board review and include any transfers from the GRF.
[2]	The Growth and Financial Security Fund is created by The Growth and Financial Security Act which upon coming into force transfers the balances from the Fiscal Stabilization Fund and Saskatchewan Infrastructure Fund into the Growth and Financial Security Fund.
[3]	The 2007-08 Estimated and Forecast amounts are the net transfers to (from) the Fiscal Stabilization Fund and the Saskatchewan Infrastructure Fund.
[4]	In 2007, the Saskatchewan Gaming Corporation’s (SGC) Act was amended placing it under the management of the CIC Board and changing its year end from March 31 to December 31 effective April 1, 2008. One half of the corporation's net income is paid to the GRF for the First Nations Trust, the Métis Development Fund and the Community Initiatives Fund and will now be classified as an expense rather than a dividend as in prior years.
[5]	The budgets of these organizations are on a calendar year basis and may include grants from CIC.
[6]	Excludes dividend revenue from subsidiaries.
[7]	These insurance organizations establish rates and fees that will allow them to be actuarily sound over the long term.
[8]	The Auto Fund financial projections are on a calendar year basis. The 2007-08 Estimated and Forecast deficits are net of a $100M rebate to customers. However, since the commitment to this rebate occurred prior to the Government’s fiscal year end of March 31, 2007, this rebate was charged to the 2006-07 fiscal year. The adjustment to correct the timing of the rebate expense is included in the Interagency Accounting
Adjustment amount.

Budget 2008-09/Budget Summary	81

GOVERNMENT OF SASKATCHEWAN

Summary Statement of Changes in Net Debt

	(millions of dollars)
	Estimated 2008-09	Forecast 2007-08	Estimated 2007-08
Surplus (Deficit)	$(122.7)	$1,332.8	$(701.3)
Acquisition of Capital Assets [1]	(712.1)	(606.8)	(536.3)
Amortization Expense	305.1	288.8	312.0

Decrease (Increase) in Net Debt	$(529.7)	$1,014.8	$(925.6)
Net Debt, Beginning of Year	(6,303.3)	(7,318.1)	(7,318.1)

Net Debt, End of Year	$(6,833.0)	$(6,303.3)	$(8,243.7)

[1]	These amounts only reflect capital acquisitions by government service organizations such as the GRF and regional health authorities.
The amounts do not include capital assets acquired by government business enterprises like SaskPower and SaskTel.

82	Budget 2008-09/Budget Summary

GOVERNMENT OF SASKATCHEWAN

Summary Statement of Debt
As at March 31

	(millions of dollars)
	Estimated GRF Debt [1] 2009	Estimated Other Debt 2009	Estimated Total 2009	Forecast Total 2008	Estimated Total 2008
Treasury Board Organizations
GRF - Government Public Debt	$6,619.4	$--	$6,619.4	$6,830.6	$7,270.2

Agricultural Credit Corporation
of Saskatchewan	5.0	--	5.0	2.0	--
Municipal Financing Corporation
of Saskatchewan	63.0	--	63.0	25.8	21.3
Regional Health Authorities	--	91.4	91.4	96.1	80.0
Saskatchewan Gaming Corporation	--	--	--	24.9	24.9
Saskatchewan Housing Corporation	33.3	11.2	44.5	46.5	45.5
Other	--	2.2	2.2	2.2	2.6

Public Debt of
Other Treasury Board Organizations	$101.3	$104.8	$206.1	$197.5	$174.3

Public Debt of
Treasury Board Organizations	$6,720.7	$104.8	$6,825.5	$7,028.1	$7,444.5

CIC Board Organizations
Information Services Corporation
of Saskatchewan	$13.5	$--	$13.5	$13.5	$21.0
Investment Saskatchewan Inc.	--	--	--	3.9	3.9
Saskatchewan Gaming Corporation	--	19.4	19.4	--	--
Saskatchewan Opportunities Corporation	58.3	--	58.3	37.1	44.7
Saskatchewan Power Corporation	2,399.4	82.0	2,481.4	2,345.4	2,567.3
Saskatchewan Telecommunications	421.4	6.4	427.8	296.8	442.5
Saskatchewan Water Corporation	52.8	--	52.8	41.4	36.8
SaskEnergy Incorporated	755.8	7.6	763.4	740.3	667.8

Public Debt of CIC Board Organizations	$3,701.2	$115.4	$3,816.6	$3,478.4	$3,784.0

Not-for-Profit Insurance Organizations
Saskatchewan Crop Insurance Corporation	$23.7	$--	$23.7	$73.3	$81.0

Public Debt of Not-for-Profit
Insurance Organizations	$23.7	$--	$23.7	$73.3	$81.0

Public Debt	$10,445.6	$220.2	$10,665.8	$10,579.8	$11,309.5
Guaranteed Debt	45.7	5.5	51.2	54.6	55.8

Total Debt	$10,491.3	$225.7	$10,717.0	$10,634.4	$11,365.3

[1]	Debt obtained by the General Revenue Fund for its own use or on behalf of Crown corporations. The amount is net of sinking funds.
Debt repayable in foreign currency is restated in Canadian dollar equivalents.

Budget 2008-09/Budget Summary	83

GOVERNMENT OF SASKATCHEWAN

Tangible Capital Asset Schedule of
Government Service Organizations (GSOs)

	(millions of dollars)
	Actual [1] Net Book Value March 31/07	- 2007-08 Additions	Forecast - Amortization	Forecast Net Book Value March 31/08	- 2008-09 Additions	Estimated - Amortization	Estimated Net Book Value March 31/09
General Revenue Fund	$2,363.5	$323.0	$(144.0)	$2,542.5	$364.6	$(151.1)	$2,756.0
Treasury Board GSOs	1,600.8	235.2	(129.1)	1,706.9	283.7	(135.6)	1,855.0
CIC Board GSOs	148.6	48.6	(15.7)	181.5	63.8	(18.4)	226.9

Total Government
Service Organizations [2]	$4,112.9	$606.8	$(288.8)	$4,430.9	$712.1	$(305.1)	$4,837.9

[1]	Net Book Value is per the 2006-07 Public Accounts.
[2]	These amounts only reflect capital assets of government service organizations such as the GRF and regional health authorities. The amounts do not include capital assets of government business enterprises such as SaskPower and SaskTel which the 2006-07 Public Accounts indicate have a net book value of $5.8 billion as at March 31, 2007.

GOVERNMENT OF SASKATCHEWAN

Pension Liabilities

	(millions of dollars)
	Estimated 2008-09	Forecast 2007-08	Estimated 2007-08
Pension Liabilities - Beginning of the Year	$4,994.1	$4,684.5	$4,684.5	[1]
Adjustment to account for pension costs on an accrual basis	281.4	309.7	380.0

Pension Liabilities - End of the Year	$5,275.5	$4,994.2	$5,064.5

[1]	Pension Liability as at March 31, 2007 as reported in the 2006-07 Public Accounts.

84	Budget 2008-09/Budget Summary

GOVERNMENT OF SASKATCHEWAN

Notes to the Summary Financial Budget

REPORTING ENTITY

The Summary Financial Budget reports the expected financial activities of the General Revenue Fund and organizations controlled by government. This reporting entity is the same as is used in the government’s Summary Financial Statements in the Public Accounts.

METHOD OF CONSOLIDATION

There are two basic methods of combining the activities of organizations in the reporting entity. One is to combine each organization on a line-by-line basis where all assets, liabilities, revenue, and expenses are added together and significant inter-organization balances and transactions are eliminated. The other approach is referred to as the modified equity method where the equity and net income of each organization is combined with the central organization, the General Revenue Fund. Both methods arrive at the same bottom-line financial results and position.

The Public Accounts uses both methods. A line-by-line consolidation is used for government service organizations like regional health authorities and the modified equity method is used for government business enterprises, like SaskPower. The Summary Financial Budget combines all organizations on a modified equity basis for the purposes of calculating the Government’s surplus.

GOVERNMENT BUSINESS ENTERPRISES

These are self-sufficient government organizations that have the financial and operating authority to sell goods and services to individuals and organizations outside the government as their principal activity. These organizations comprise: Liquor and Gaming Authority, Municipal Financing Corporation, the Auto Fund, Saskatchewan Gaming Corporation, Saskatchewan Government Growth Fund, SGI, SaskPower, SaskTel, SaskEnergy and the Workers’ Compensation Board.

GOVERNMENT SERVICE ORGANIZATIONS

All government organizations including the General Revenue Fund that are not government business enterprises are considered government service organizations.

CAPITAL ASSETS

The financial information on capital assets displayed in the summary financial budget relate only to those capital assets owned and utilized by the General Revenue Fund and other government service organizations. These assets tend to be assets that facilitate public service such as transportation, health care and education.

Budget 2008-09/Budget Summary	85

Capital assets owned by government business enterprises are typically commercial assets designed to generate income such as electrical generating plants. The Government’s summary financial statements consider the value of capital assets of GBEs as part of the “investment in government business enterprises.” Schedule 4 of the 2006-07 Public Accounts indicates that the net book value of capital assets of government business enterprises is $5.8 billion.

INTERAGENCY ACCOUNTING ADJUSTMENTS

The Summary Financial Budget – Summary Statement of Surplus will reflect the forecasted surplus of the various government organizations based on their accounting standards and specific fiscal years. Adjustments to: ensure transfer payments between government organizations are accounted for in the same year; ensure accounting standards are consistent: and, any accounting for significant events in the stub period (time between the organization’s fiscal year end and March 31) are reflected in the Interagency Accounting Adjustment amount.

ADJUSTMENT TO ACCOUNT FOR PENSION COSTS ON ANACCRUAL BASIS

The General Revenue Fund accounts for pension costs on a cash basis, i.e., money paid to pension plans and pensioners. The Canadian Institute of Chartered Accountants requires that accrual accounting be used for pension costs. Accrual accounting recognizes pension costs when they are earned rather than when they are paid. This adjustment is required to the Summary Budgeted Surplus to reflect accrual accounting for pension costs.

GOVERNMENT OF SASKATCHEWAN

Description of Government Organizations

Categorization of Government Organizations

The summary financial budget categorizes organizations by which Cabinet Committee, Treasury Board and Crown Investment Corporation (CIC) Board, would examine the organization’s budget and plans. The other categorization is the Not-for-Profit Insurance organizations. These organizations are intended to be actuarially sound over the long term. They will typically adjust their rates to break even over the longer term. The General Revenue Fund does not take a dividend from these organizations

TREASURY BOARD ORGANIZATIONS

Agricultural Credit Corporation of Saskatchewan (ACS)

ACS was established pursuant to the provisions of The Agricultural Credit Corporation Act which came into force on January 1, 1984. ACS manages a food industry development division and manages the wind down of the corporation’s agricultural loan portfolio, agri-food investment portfolio, and loan guarantee program.

Community Initiatives Fund

The Community Initiatives Fund has operated since 1996 according to the provisions of The Saskatchewan Gaming Corporation Act 1994. It is managed by a Board of Trustees consisting of eight people appointed by the Lieutenant Governor in Council. The Fund receives 25 per cent of the net profits of the Saskatchewan Gaming Corporation minus $2 million for the Métis Development Fund. The Community Initiatives Fund provides grants for activities that strengthen human development and community vitality.

86	Budget 2008-09/Budget Summary

Municipal Financing Corporation of Saskatchewan (MFC)

The Municipal Financing Corporation of Saskatchewan (MFC) was established in 1969 and continues under The Municipal Financing Corporation Act. MFC assists in making capital funds available for the financing of essential local improvements, schools, hospitals, and other construction projects in cities, towns, villages and rural areas throughout the province. MFC may borrow directly from private lending institutions or through the Ministry of Finance. The funds borrowed are used to purchase all or a portion of the approved debentures sold each year by Saskatchewan local governments.

Regional Colleges

Eight regional colleges, operating under the authority of The Regional Colleges Act, provide educational services and programs in over 40 locations throughout the province. Through partnerships with universities and technical institutes such as SIAST, regional colleges deliver credit programs in response to the needs of rural and northern Saskatchewan. Regional colleges also offer literacy and basic education, industry credit and non-credit programs based on local needs and provide a broad array of counselling and assessment services geared to assisting individuals with career planning.

Regional Health Authorities (RHAs)

The Regional Health Services Act was proclaimed on August 1, 2002. Health services in Saskatchewan are delivered by 12 RHAs. Major services of responsibility include:

•	Hospitals;

•	Health centres, wellness centres, and social centres;

•	Emergency response services, including first responders, ambulance;

•	Supportive Care, such as long-term care, day programs, respite, palliative care and programs for patients with multiple disabilities;

•	Home care;

•	Community health services, such as public health nursing, public health inspection, dental health, vaccinations, and speech pathology;

•	Mental health services; and

•	Rehabilitation services.

Saskatchewan Agricultural Stabilization Fund

The Fund was established under The Farm Financial Stability Act. The following programs exist within the Fund: New Crops Insurance Program; Big Game Damage Compensation Program; Waterfowl Damage Compensation Program; Canadian Farm Income Program, and, Canada-Saskatchewan Assistance Program (CSAP II).

Saskatchewan Cancer Agency (SCA)

SCA was established pursuant to The Cancer Foundation Act which was superseded by The Cancer Agency Act on January 2, 2007. SCA is responsible for the planning, organization, and delivery and evaluation of cancer care services throughout Saskatchewan in collaboration with RHAs and health care organizations. SCA provides for the detection, diagnosis, testing, treatment and monitoring of individuals; treatment or rehabilitation services; education of health care providers and Saskatchewan residents respecting cancer and the prevention of cancer; prevention and screening; and cancer research and studies.

Budget 2008-09/Budget Summary	87

Saskatchewan Communications Network (SCN)

SCN is governed by The Communications Network Corporation Act. SCN operates in three key areas – broadcast television, e-learning and technology services. The Corporation’s public broadcast network provides quality commercial-free educational, children’s and cultural programming. SCN broadcast network is delivered to the public throughout the province on cable, satellite and digital cable systems. The e-learning division operates distance learning networks on behalf of the Ministries of Education and Advanced Education, Employment and Labour that link the province’s universities, SIAST, regional colleges, high schools and government departments. The technology services division provides a variety of services including high-speed Internet, via satellite, to rural and northern communities.

Saskatchewan Health Information Network (SHIN)

SHIN was established by Order-in-Council pursuant to the provisions of The Crown Corporations Act, 1993. SHIN’s mandate is to implement, own, operate and manage the provincial health information network and deliver information technology solutions in a timely, effective manner reflecting the priorities of the health system. The information network is connecting front-line care providers and delivery organizations across the province, providing them with timely and secure access to information they need in continuing to improve health care services for the people of the province.

Saskatchewan Housing Corporation (SHC)

SHC operates under the authority of The Saskatchewan Housing Corporation Act. The Corporation provides suitable and affordable housing for moderate to low-income seniors, and for families and individuals with an identified need. SHC also improves access to other housing programs and services that enable its clients to achieve or maintain independence. SHC funds and administers nearly 31,000 housing units in more than 300 communities through local housing authorities and non-profit organizations. SHC receives funding from the GRF, Canada Mortgage and Housing Corporation and municipalities.

Saskatchewan Institute of Applied Science and Technology (SIAST)

SIAST operates under the authority of The Saskatchewan Institute of Applied Science and Technology Act. SIAST provides post-secondary technical education and skills training through its four urban campuses in Regina, Saskatoon, Moose Jaw and Prince Albert and a Virtual Campus to help meet the needs of students and employers.

SIAST offers certificate, diploma and apprenticeship programs through six divisions: Business and Entrepreneurial Studies; Community Services; Industrial Training; Nursing; Science and Health; and Technology. In addition, SIAST offers basic skill development programs in Adult Basic Education, Basic Literacy, English as a Second Language, General Educational Development (GED) Testing and Preparation, High School Completion, and Life Skills.

Saskatchewan Liquor and Gaming Authority (SLGA)

SLGA is governed by The Alcohol and Gaming Regulation Act, 1997. SLGA is responsible for the distribution, control, and regulation of liquor and gaming across the province. SLGA warehouses and distributes wine, spirits and domestic and imported beer to SLGA stores and franchises for sale to the public and permittees. Most mainstream beer is distributed by Brewer’s Distribution Ltd. to retail liquor stores, some franchises and commercial

88	Budget 2008-09/Budget Summary

permittees. SLGA owns and operates all video lottery terminals and owns and manages the slot machines at all Saskatchewan Indian Gaming Authority casinos. SLGA also licenses and regulates most forms of gaming including bingo, raffles, casinos, breakopen tickets, and horse racing.

Saskatchewan Research Council (SRC)

SRC was established in 1947 at a time when people were very aware of the role that science and technology played in winning the Second World War. The concept was that science and technology could be an instrument to build a better life for Saskatchewan people. The Council undertakes matters pertaining to research, development, design, consultation, innovation, and commercialization of science for the improvement of the province’s welfare. SRC creates wealth through the responsible application of science and technology to assist Saskatchewan industry to be globally competitive.

Saskatchewan Student Aid Fund

The Saskatchewan Student Aid Fund operates under the authority of The Student Assistance and Student Aid Fund Act, 1985. The primary purpose of the Fund is to support the Saskatchewan Student Assistance Program.

Saskatchewan Watershed Authority

Established under The Saskatchewan Watershed Authority Act, 2002 as part of the government’s Long Term Safe Drinking Water Strategy, the Saskatchewan Watershed Authority has a mandate to manage water supplies and protect source water quality. The Authority is the lead agency for integrated water management in Saskatchewan, with general authority over matters related to the sustainability of aquatic ecosystems and their related land resources.

CIC BOARD ORGANIZATIONS

Crown Investments Corporation (CIC)

CIC is the financially self-sufficient holding company for 11 subsidiary commercial Crown corporations. The Government Finance Office (GFO) was established in 1947 to act as a holding company for many of Saskatchewan’s Crown corporations and to be a mechanism for developing broad policy control, directing investment, and routing dividends into the government’s consolidated fund. In 1978, the GFO was renamed Crown Investments Corporation of Saskatchewan. The Crown Corporations Act, 1993, is the current governing legislation.

Information Services Corporation of Saskatchewan (ISC)

ISC was established on January 1, 2000, as a wholly-owned subsidiary of CIC. ISC is responsible for the administration of land titles and survey legislation, and the Personal Property Registry. Its mandate includes the re-evaluation, redesign and automation of Saskatchewan’s land titles system and its integration with the provincial survey, mapping and geographic information systems, including the development of a foundation for common services.

Investment Saskatchewan Inc.

Investment Saskatchewan was formerly known as CIC Industrial Interests Inc. It became a stand alone subsidiary in September 2003. The corporation’s mandate is to enhance Saskatchewan’s long-term economic growth and diversification by providing investment capital and financing, and to ensure prudent management of commercially viable investments. Effective November 1, 2006, Investment Saskatchewan outsourced the management of its investment portfolio to Victoria Park Capital Inc.

Budget 2008-09/Budget Summary	89

Saskatchewan Gaming Corporation (SaskGaming)

SGC was established under The Saskatchewan Gaming Corporation Act, 1994 to operate Casino Regina and Casino Moose Jaw under a framework agreement that provides for sharing of net profits between the General Revenue Fund, First Nations Trust and the Community Initiatives Fund. Casino Regina opened to the public January 26, 1996, with the Show Lounge opening in November 2001. Casino Moose Jaw opened on September 6, 2002. The corporation’s Act was amended in 2007 to effectively place the corporation under the management of CIC Board and change its fiscal year end from March 31 to December 31 effective April 1, 2008.

Saskatchewan Government Insurance (SGI)

SGI was established in 1945 to provide affordable, good quality insurance to Saskatchewan people. Under the trade name SGI CANADA, which is a wholly-owned subsidiary of CIC, it conducts a competitive property and casualty insurance business in seven Canadian provinces. It offers a comprehensive line of home, tenant, farm, automobile extension and commercial coverage.

Saskatchewan Opportunities Corporation (SOCO)

SOCO is a wholly-owned subsidiary of CIC which was established in 1994. SOCO supports the growth and success of Saskatchewan’s technology sector through the operation of the Saskatchewan Forest Centre in Prince Albert, and two research parks on the campuses of the province’s two universities: Innovation Place in Saskatoon, and the Regina Research Park.

Saskatchewan Power Corporation (SaskPower)

SaskPower is a wholly-owned subsidiary of CIC that was established as the Saskatchewan Power Commission in 1929. Its purpose was to provide safe, reliable, cost-effective power to Saskatchewan people. Today, SaskPower is the principal supplier of electricity in Saskatchewan to more than 445,000 residential, farm commercial, oilfield power and reseller customers.

Saskatchewan Telecommunications (SaskTel)

SaskTel is a wholly-owned subsidiary of CIC which was established as the Department of Railway, Telephones and Telegraphs in 1908. The corporation is the leading full service provider in Saskatchewan of voice, data, dial-up and high-speed Internet, entertainment and multimedia services, security, web hosting, text and messaging services, and cellular and wireless data services over its digital networks.

Saskatchewan Transportation Company (STC)

STC is a wholly-owned subsidiary of CIC that has been providing passenger transportation, parcel express and freight services throughout the province since 1946. The bus company was established to ensure that as many communities as possible had access to reasonably priced transportation. Today, STC and its network of 190 agencies operates 28 bus routes serving 278 communities in the province.

90	Budget 2008-09/Budget Summary

Saskatchewan Water Corporation (SaskWater)

SaskWater, a wholly-owned subsidiary of CIC, was established in 1984. Headquartered in Moose Jaw, SaskWater designs, builds, owns and operates water supply and wastewater systems providing quality water to Saskatchewan industries, municipalities, First Nations and rural water user groups.

SaskEnergy Incorporated (SaskEnergy)

Saskatchewan’s provincially owned natural gas system began operations in 1952. SaskEnergy, which is a wholly-owned subsidiary of CIC, was formed in 1988 to continue providing natural gas transmission and distribution services across the province. The system has grown substantially over the years, with service now extended to more than 90 per cent of Saskatchewan communities. Today, SaskEnergy provides safe, reliable and economical natural gas service to more than 332,000 residential, farm, commercial and industrial customers in the province.

NOT-FOR-PROFIT INSURANCE ORGANIZATIONS

Saskatchewan Auto Fund

The Fund is the province’s compulsory auto insurance program and the provider of its driver’s licensing and vehicle registration system. The Fund does not receive or provide money to the province. The Fund is administered by SGI.

Saskatchewan Crop Insurance Corporation (SCIC)

SCIC operates under the authority of The Crop Insurance Act and The Farm Financial Stability Act. The Corporation administers insurance programs which protect crop and livestock producers from production failures due to natural hazards. The Corporation also delivers the Waterfowl Damage Compensation Program and the Big Game Damage Compensation Program.

Crop Reinsurance Fund of Saskatchewan

The Fund provides reinsurance coverage for the Saskatchewan Crop Insurance Corporation against losses in excess of the net premiums, indemnities and accumulated reserves. Reinsurance for the Saskatchewan crop insurance program is provided by the federal and provincial governments under the terms of the Canada-Saskatchewan Production Insurance Agreement. Payments are made from each government’s reinsurance fund based on a formula set out in the agreement and each is responsible for the accumulated deficits of their fund.

Workers’ Compensation Board (WCB)

The WCB was established in 1930. It is a no fault insurance program that protects workers and employers from the results of work injuries. The WCB collects annual premiums from employers and uses those funds to compensate injured workers for the lost income and expenses. The objective is to return workers to wellness and to a safe, productive work environment as soon as medically possible.

Budget 2008-09/Budget Summary	91